Filed pursuant to General Instruction II.L of Form F-10
File No. 333-205210

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated July 2, 2015 to which it relates, as amended or supplemented, and each document incorporated by reference into this prospectus supplement or the accompanying prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference into this prospectus supplement from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without change from the Secretary of the issuer at 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

(TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JULY 2, 2015)

New Issue	April 27, 2016

$65,002,500

8,667,000 Shares

This prospectus supplement (“Prospectus Supplement”), together with the short form base shelf prospectus filed on July 2, 2015 to which it relates (the “Prospectus”), qualifies the distribution of 8,667,000 shares of DHX Media Ltd. (“DHX Media” or the “Company”), consisting of a combination of Variable Voting Shares and Common Voting Shares, at a price of $7.50 per share (the Variable Voting Shares and Common Voting Shares of DHX Media collectively being the “Shares”). The offering price per Share of $7.50 is equivalent to US$5.95 based on the noon rate of exchange on April 26, 2016 for the Canadian dollar expressed in terms of United States dollars, as quoted by the Bank of Canada, of CDN$1.00 = US$0.7928. The distribution and offering of the Shares pursuant to this Prospectus Supplement and the accompanying Prospectus is herein referred to as the “Offering”. Canaccord Genuity Corp. (“Canaccord”), RBC Dominion Securities Inc. (“RBC”), Credit Suisse Securities (Canada), Inc., Echelon Wealth Partners Inc., TD Securities Inc., CIBC World Markets Inc. (“CIBC”), Clarus Securities Inc., GMP Securities L.P., National Bank Financial Inc. and Scotia Capital Inc. (“Scotiabank” and collectively with the foregoing, the “Underwriters”) are acting as underwriters in respect of the Offering pursuant to an underwriting agreement dated April 26, 2016 between the Company and the Underwriters (the “Underwriting Agreement”). The price for the Shares offered under this Prospectus Supplement and the accompanying Prospectus was determined by negotiation between the Company and the Underwriters.

Only Variable Voting Shares will be offered and sold in the United States pursuant to the Offering. At the closing, the Company will issue Variable Voting Shares to investors resident in the United States or other countries other than Canada and Common Voting Shares to investors resident in Canada. The Variable Voting Shares may only be held by persons who are non-Canadians within the meaning of such term under a Direction (the “Direction”) to the Canadian Radio-Television Commission (the “CRTC”) issued by the Cabinet of the Federal Government of Canada. Any Variable Voting Shares acquired by a Canadian within the meaning of such term under the Direction will be automatically converted to Common Voting Shares. Similarly, Common Voting Shares may only be held by Canadians within the meaning of such term under the Direction, and any Common Voting Shares acquired by a non-Canadian will be automatically converted to Variable Voting Shares.

The Variable Voting Shares and Common Voting Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbols “DHX.A” and “DHX.B”, respectively. The Variable Voting Shares are also listed and posted for trading on NASDAQ Global Select Market (“NASDAQ”) under the symbol “DHXM”. On April 26, 2016, the last trading day before the date of this Prospectus Supplement, the closing price of the Variable Voting Shares and the Common Voting Shares on the TSX was $7.94 and $7.89, respectively, and the closing price of the Variable Voting Shares on NASDAQ was US$6.38.

This offering is made by a “foreign issuer” under U.S. securities laws that is permitted, under the multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Except as otherwise disclosed, financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Shares described herein may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein. See “Certain Income Tax Considerations” in this Prospectus Supplement.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely because the Company is organized under the laws of Canada, a majority of its officers and directors and some of the experts named in this Prospectus Supplement and the accompanying Prospectus are Canadian residents or otherwise reside outside of the United States, and a substantial portion of the Company’s assets and the assets of such persons are located outside the United States. See “Enforcement of Civil Liabilities” in this Prospectus Supplement.

THESE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES, NOR HAVE THE FOREGOING APPROVED OR DISAPPROVED THESE SHARES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

An investment in the Shares offered by this Prospectus Supplement and the accompanying Prospectus involves risk. The risk factors identified under the heading “Risk Factors” in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by referenced herein and therein should be carefully reviewed and evaluated by prospective subscribers before purchasing the Shares being offered hereunder.

Price: $7.50 per Variable Voting Share or Common Voting Share

	Price to the Public	Underwriters’ Commission(4)	Net Proceeds to DHX Media(1)
Per Share(2)	$7.50	$0.3375	$7.16
Total(3)	$65,002,500	$2,925,112.50	$62,077,387.50

Notes:

(1)	Before deducting certain expenses of the Offering estimated at $750,000 which, together with the Underwriters’ Commission (as defined below), will be paid from the proceeds of the Offering. See “Plan of Distribution” in this Prospectus Supplement.
(2)	The offering price for the Shares is payable in Canadian dollars. The offering price per Share of CDN$7.50 is equivalent to US$5.95 based on the noon rate of exchange on April 26, 2016 for the Canadian dollar expressed in terms of United States dollars, as quoted by the Bank of Canada, of CDN$1.00 = US$0.7928.
(3)	The Company has granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable for 30 days from the date of the closing of the Offering, to purchase up to 1,300,050 additional Shares (each, an “Over-Allotment Share”), at a price per Over-Allotment Share equal to the public offering price, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters’ Commission and net proceeds (before deducting the expenses to the Company with respect to the Offering) will be $74,752,875, $3,363,879.38 and $71,388,995.62, respectively. A purchaser who acquires Shares forming part of the Underwriters’ over-allotment position acquires those securities under this Prospectus Supplement and the accompanying Prospectus, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution” in this Prospectus Supplement. Unless the context otherwise requires, references to “Shares” in this Prospectus Supplement include any Over-Allotment Shares sold pursuant to the Offering.
(4)	The Underwriters will receive a commission of $0.3375 per Share (the “Underwriters’ Commission”) for the sale of the Shares to the public, representing 4.5% of the gross proceeds of the Offering. Assuming no exercise of the Over-Allotment Option the aggregate Underwriters’ Commission will be $2,925,112.50. In addition, the Company has agreed to reimburse the Underwriters for certain expenses. See “Plan of Distribution” in this Prospectus Supplement.

The following table sets out the number of Shares issuable under the Over-Allotment Option to the Underwriters:

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	1,300,050 Shares	Up to 30 days following the closing of the Offering	$7.50 per Share

In Canada, after the Underwriters have made a bona fide effort to sell all of the Shares offered under this Prospectus Supplement and the accompanying Prospectus at the mutual offering price fixed in this Prospectus Supplement, the offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price. Any such decrease or other change will not affect the net proceeds to the Company. See “Plan of Distribution” in this Prospectus Supplement.

Under applicable securities legislation in certain provinces and territories of Canada, the Company may be considered to be a connected issuer of RBC, CIBC and Scotiabank as each is, directly or indirectly, a wholly-owned or majority-owned subsidiary of a Canadian chartered bank that has extended credit facilities to the Company. The Company anticipates using a portion of the net proceeds of the Offering to repay borrowing under the Senior Secured Term Facility (as defined herein). See “Use of Proceeds” and “Relationship Between the Company and Certain Underwriters” in this Prospectus Supplement.

The Underwriters, as principals, conditionally offer the Shares subject to prior sale if, as and when issued by DHX Media and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement described under “Plan of Distribution” in this Prospectus Supplement and subject to the approval of certain legal matters on behalf of DHX Media by Stewart McKelvey, with respect to Canadian legal matters, and by Troutman Sanders LLP, with respect to U.S. legal matters, and on behalf of the Underwriters by McCarthy Tétrault LLP, with respect to Canadian legal matters, and by Goodwin Procter LLP, with respect to U.S. legal matters. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that one or more global certificates representing the Variable Voting Shares sold in the United States will be issued and registered in the name of The Depository Trust Company (“DTC”), as directed by the Underwriters, and will be deposited with DTC, and one or more global certificates representing the Common Voting Shares sold in Canada will be issued and registered in the name of the Canadian Depositary for Securities (“CDS”) as directed by the Underwriters, and will be deposited with CDS. No beneficial holder of such Shares will receive definitive certificates representing their interest in the Shares. Beneficial holders of Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a DTC or CDS participant and from or through whom a beneficial interest in the Shares is acquired. At closing of the Offering, which is expected to occur on or about May 2, 2016, the Company will issue Variable Voting Shares to investors resident in the United States or other countries other than Canada and Common Voting Shares to investors resident in Canada. However, the definition of Canadian under the Direction is not the same as residency. Therefore there may be Canadians, as defined in the Direction, who receive Variable Voting Shares at closing and non-Canadians, as defined in the Direction, who receive Common Voting Shares at closing. Any Variable Voting Shares received by an investor who is Canadian, as defined in the Direction, will automatically be converted to Common Voting Shares, and any Common Voting Shares received by an investor who is not a Canadian, as defined in the Direction, will automatically be converted to Variable Voting Shares. Investors whose Shares are automatically converted upon receipt must request that their broker or other intermediary take such steps as may be required to reflect such conversion in DTC or CDS, as applicable.

In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. All references to “dollar”, “$” or “CDN$” are to Canadian dollars. All references to “US$” are to United States dollars. Potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations. On April 26, 2016, the noon rate of exchange for the Canadian dollar expressed in terms of United States dollars, as quoted by the Bank of Canada, was CDN$1.00 = US$0.7928. See “Currency and Exchange Rate Information” in this Prospectus Supplement.

The Company’s registered office and principal place of business is 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260.

TABLE OF CONTENTS – PROSPECTUS SUPPLEMENT

BASE SHELF PROSPECTUS

GENERAL MATTERS

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein contain company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are the property of their respective owners.

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus. Before investing, you should carefully read both this Prospectus Supplement and the accompanying Prospectus, together with the additional information about DHX Media to which you are referred in the sections of this Prospectus Supplement and the Prospectus entitled “Documents Incorporated by Reference”.

You should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these Shares in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement.

The Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the filing, delivery and content of proxy statements, and its officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as a comparable U.S. company.

You may read any document that the Company has filed with or furnished to the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of any such document from the SEC’s public reference room by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download any of the documents the Company has filed with or furnished to the SEC through its Electronic Data Gathering and Retrieval system (“EDGAR”) at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

The Company has filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 (File No. 333-205210), as amended, relating to the Shares being offered hereunder and of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the registration statement will be available on the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and accompanying Prospectus and the documents incorporated by reference herein and therein contain certain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation in Canada, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Exchange Act, and Section 27A of the U.S. Securities Act. These statements relate to future events or future performance and reflect DHX Media’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of DHX Media and its subsidiaries. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “would”, “could”, “will”, “should”, “expect”, “expects”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding DHX Media or any of its subsidiaries’ objectives, plans and goals, including those related to future operating results, economic performance, subscriber recruitment efforts and listing of the Shares are or involve forward-looking statements. Specific forward-looking statements in this document and in the documents incorporated by reference include, but are not limited to:

•	the timing and completion of this Offering;

•	the use of proceeds of this Offering;

•	the anticipated effect of the Offering on the Company’s liquidity;

•	the business strategies of DHX Media;

•	the future financial and operating performance of DHX Media and its subsidiaries; and

•	the markets and industry in which DHX Media operates.

Forward-looking statements are based on factors and assumptions that management believes are reasonable at the time they are made, but a number of assumptions may prove to be incorrect, including, but not limited to, assumptions about: (i) the Company’s future operating results, (ii) the expected pace of expansion of the Company’s operations, (iii) future general economic and market conditions, including debt and equity capital markets, (iv) the impact of increasing competition on the Company, and (v) changes to the industry and changes in laws and regulations related to the industry. Although the forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and documents incorporated by reference herein and therein are based on what DHX Media considers to be reasonable assumptions based on information currently available to DHX Media, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements and these assumptions may prove to be incorrect.

A number of known and unknown risks, uncertainties and other factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. In evaluating these statements, prospective purchasers should specifically consider various risks, uncertainties and other factors which may cause actual events, performance or results to differ materially from any forward-looking statement.

This is not an exhaustive list of the factors that may affect any of DHX Media’s forward-looking statements. Please refer to a discussion of the above and other risk factors related to the business of DHX Media and the industry in which it operates that will continue to apply to DHX Media, which are discussed in the Company’s annual information form for the year ended June 30, 2015, the Company’s management discussion and analysis for the year ended June 30, 2015 and under the heading “Risk Factors” contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein.

These forward-looking statements contained herein are made as of the date of this Prospectus Supplement or the accompanying Prospectus, as applicable, or, in the case of documents incorporated by reference herein or therein, as of the date of such documents, and DHX Media does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except in accordance with applicable securities laws. Prospective purchasers are cautioned not to place undue reliance on forward-looking statements.

PricewaterhouseCoopers LLP has neither examined, compiled, nor performed any procedures with respect to any forward-looking statements included herein.

NON-IFRS MEASURES

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein refer to certain financial measures that are not determined in accordance with IFRS as issued by the International Accounting Standards Board. These financial measures do not have standardized meanings prescribed by IFRS and DHX Media’s method of calculating these measures may differ from the method used by other entities and, accordingly, they may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS as an indicator of performance. These non-IFRS financial measures are provided to enhance an investor’s understanding of DHX Media’s historical and current financial performance and its prospects for the future. Management believes that these measures provide useful information in that they provide a more consistent basis for comparison between periods.

The following discussion explains the Company’s use of Adjusted EBITDA, Adjusted Net Income, Gross Margin and Adjusted Operating Activities as measures of performance.

“Adjusted EBITDA” means earnings (loss) before interest, taxes, depreciation, amortization, share-based compensation expense, finance expense (income), share of loss of associates, development expense, and impairment of certain investments in film and television programs, and also includes adjustments for other identified charges. Amortization includes amortization of property and equipment, expense of acquired libraries, and intangible assets. Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS, accordingly Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes Adjusted EBITDA to be a meaningful indicator of the Company’s performance that provides useful information to investors regarding the Company’s financial condition and results of operation. Management believes the most comparable IFRS measure is net income (loss).

“Adjusted Net Income” is a non-IFRS financial measure which adjusts net income (loss) for identified charges, net of tax effect. Adjusted Net Income is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS; accordingly, Adjusted Net Income may not be comparable to similar measures presented by other issuers. Management believes Adjusted Net Income to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operation. Management believes the most comparable IFRS measure is net income (loss).

”Gross Margin” means revenue less direct production costs and expense of film and television programs produced and new for Q2 2013 onward, less expense of the book value of the acquired libraries. Gross Margin is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS; accordingly, Gross Margin may not be comparable to similar measures presented by other issuers. Management believes the most comparable IFRS measure is net income (loss).

“Adjusted Operating Activities” is a non-IFRS financial measure of cash inflows and outflows from operating activities adjusted for increases and decreases in interim production financing, bank indebtedness, excluding specifically identified financing and investing activities, changes in restricted cash, and identified charges, net of tax, as in Management’s opinion, these are also an integral part of determining cash flows from operations. Adjusted Operating Activities is one of the key cash flow measurement tools used by Management in assessing cash flow performance. Management believes the most comparable IFRS measure is cash flows from operating activities.

Investors are cautioned not to consider these non-IFRS measures in isolation or place undue reliance on ratios or percentages calculated using these non-IFRS measures.

CURRENCY AND EXCHANGE RATE INFORMATION

The following table sets forth (i) the rate of exchange for the Canadian dollar expressed in terms of United States dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the Canadian dollar, on the last day of each month during such periods; and (iii) the high and low exchange rates for the Canadian dollar expressed in terms of United States dollars, during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars:

	April 1, 2015 to April 26, 2016	Fiscal Year Ended June 30th
		2015	2014
Rate at the end of period	$0.7928	$0.8017	$0.9367
Average rate during period	$0.7635	$0.8520	$0.9342
Highest rate during period	$0.8368	$0.9404	$0.9768
Lowest rate during period	$0.6854	$0.7811	$0.8888

On April 26, 2016, the noon rate of exchange for the Canadian dollar expressed in terms of United States dollars, as quoted by the Bank of Canada, was CDN$1.00 = US$0.7928.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the accompanying Prospectus and reference should be made to the accompanying Prospectus for full particulars thereof. Copies of documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260, and are also available electronically at www.sedar.com. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov.

The following documents of the Company, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

•	the management information circular and proxy statement dated as of September 3, 2014 prepared in connection with the Company’s special meeting of shareholders held on September 30, 2014;

•	the material change report of the Company dated July 9, 2015 prepared in connection with the Company’s announcement not to proceed with the previously announced public offering of Shares of the Company;

•	the Company’s annual information form for the year ended June 30, 2015 (the “AIF”);

•	the audited consolidated financial statements of the Company for the years ended June 30, 2015 and 2014, together with the related notes and the independent auditor’s report thereon;

•	management’s discussion and analysis of the consolidated financial condition and results of operations of the Company for the year ended June 30, 2015;

•	the management information circular and proxy statement dated November 19, 2015 prepared in connection with the Company’s annual general and special meeting of shareholders held on December 16, 2015;

•	the unaudited consolidated balance sheets of the Company as at December 31, 2015, and the consolidated statements of income and comprehensive income (loss) for the three and six months ended December 31, 2015 and 2014, and the consolidated statements of changes in equity and cash flows for the six months ended December 31, 2015 and 2014, together with the related notes;

•	management’s discussion and analysis of the consolidated financial condition and results of operations of the Company for the three and six months ended December 31, 2015;

•	the term sheet in connection with this Offering dated April 26, 2016 filed on SEDAR (the “Marketing Materials”); and

•	the press release from the Company providing an update on recent developments and re-affirming previously disclosed annual guidance dated April 26, 2016 filed on SEDAR.

Any annual information form, annual or quarterly financial statements, annual or quarterly management’s discussion and analysis, management proxy circular, material change report (excluding confidential material change reports), business acquisition report, information circular or other disclosure document filed by the Company with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement pursuant to the foregoing paragraph is also included in any report filed with or furnished to the SEC by the Company on Form 6-K or on Form 40-F (or any respective successor form) after the date of this Prospectus Supplement, it shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part. Further, DHX Media may incorporate by reference into the registration statement of which this Prospectus Supplement forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Any statement contained in this Prospectus Supplement, the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference into this Prospectus Supplement or the accompanying Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the accompanying Prospectus to the extent that a statement contained in this Prospectus Supplement, or in any subsequently filed document which also is or is deemed to be incorporated by reference into this Prospectus Supplement or the accompanying Prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the accompanying Prospectus except as so modified or superseded.

Upon a new annual information form and the related annual audited comparative financial statements and accompanying management’s discussion and analysis being filed with and, where required, accepted by, the securities commissions or similar authorities in Canada during the currency of this Prospectus Supplement, the previous annual information form, the previous annual audited comparative financial statements and accompanying management’s discussion and analysis and all interim financial statements and accompanying management’s discussion and analysis, and all material change reports, information circulars and business acquisition reports filed prior to the commencement of the then current fiscal year, will be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Shares hereunder. Upon an interim financial statement and accompanying management’s discussion and analysis being filed by DHX Media with and, where required, accepted by, the securities commissions or similar authorities in Canada during the currency of this Prospectus Supplement, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statement shall be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Shares hereunder.

MARKETING MATERIALS

The Marketing Materials are not part of this Prospectus Supplement to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any “template version” of “marketing materials” (each as defined in National Instrument 41-101 — General Prospectus Requirements) filed after the date of this Prospectus Supplement and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the Marketing Materials) is deemed to be incorporated by reference into this Prospectus Supplement.

THE BUSINESS

DHX Media is a leading global children’s and family entertainment company, headquartered in Canada and operating worldwide. DHX Media owns one of the largest independent libraries of children’s and family content and is home to some of the most viewed children’s TV stations in Canada. The Company’s extensive library includes many of the world’s most popular and recognizable characters and shows such as Teletubbies, In the Night Garden, Yo Gabba Gabba!, Caillou, Inspector Gadget, Johnny Test, Twirlywoos, Doozers, Busytown Mysteries, Degrassi and Slugterra.

The Company is integrated vertically across production, distribution, television broadcasting, merchandising, licensing, and new media and interactive with its production studios and operations in Vancouver, Halifax and Toronto. DHX Media licenses its own produced content globally for a set term, and then re-licenses it in various territories to create a continuing incremental revenue stream. DHX Television provides increased revenue stability, further diversification of operations and the opportunity to supply more original and library content to audiences through some of the most watched children’s television channels in Canada. Finally, the Company’s merchandising and licensing operations are comprised of licensing intellectual property derived from programs produced in-house and additionally representing third party independently owned intellectual property.

RISK FACTORS

An investment in the Shares offered hereby involves risks. In addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the risk factors set out in the Company’s AIF (which is incorporated by reference herein), which do not constitute an exhaustive list, in evaluating DHX Media and its business before making an investment in the Shares. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business.

DIVIDEND POLICY

Holders of Shares of the Company are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, to receive dividends if, as and when declared by the Board. The Company may pay a dividend in money or property or by issuing fully paid shares. However, the Company may not declare or pay a dividend if there are reasonable grounds to believe that (a) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the Company’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. Equal dividends per share must be paid in respect of the Variable Voting Shares and the Common Voting Shares.

The dividend policy of the Company undergoes a periodic review by the Board and is subject to change at any time depending upon the earnings of the Company, its financial requirements and other factors existing at the time. On February 13, 2013 the Board approved a dividend policy for the payment of a regular quarterly dividend. It is anticipated that dividends will be paid in October, December, March and June of each fiscal year. The gap in dividend payment between June and October is due to the timing of release of the Company’s annual financial statements which must be filed within 90 days from year end. Quarterly financials must be filed within 45 days from each quarter end.

Pursuant to subsection 89(14) of the Income Tax Act (Canada) (the “Tax Act”) each dividend paid by DHX Media on or after June 14, 2013 qualifies as an eligible dividend for Canadian income tax purposes, as defined in subsection 89(1) of the Tax Act, unless indicated otherwise.

DHX Media’s history on dividend payments is as follows. All amounts represent pre-tax dividend amounts in Canadian dollars.

Dividend Payment History Record Date	Payment Date	Amount
February 26, 2016	March 21, 2016	$0.0160
December 4, 2015	December 29, 2015	$0.0150
October 8, 2015	October 16, 2015	$0.0150
May 29, 2015	June 19, 2015	$0.0140
February 27, 2015	March 20, 2015	$0.0140
December 5, 2014	December 29, 2014	$0.0130
October 3, 2014	October 15, 2014	$0.0130
May 30, 2014	June 20, 2014	$0.0120
February 28, 2014	March 21, 2014	$0.0120
December 6, 2013	December 27, 2013	$0.0110
October 2, 2013	October 16, 2013	$0.0110
May 31, 2013	June 14, 2013	$0.0075
February 25, 2013	March 15, 2013	$0.0075

CONSOLIDATED CAPITALIZATION

Upon completion of the Offering, there will be 133,724,783 Shares outstanding, consisting of a combination of Variable Voting Shares and Common Voting Shares, and 135,024,833 Shares outstanding if the Over-Allotment Option is exercised in full.

The Company has a number of production credit facilities which are secured by, among other things, a combination of restricted cash balances, federal and provincial film tax credit receivables and licensing contract receivables. As of December 31, 2015, the Company had outstanding production credit facilities of $83.2 million (collectively, the “Production Credit Facilities”).

The Company’s credit facilities include a revolving credit facility (the “Senior Secured Revolving Facility”) with a syndicate of lenders, with a maximum amount of credit available of $30 million. As of December 31, 2015, $9.2 million was drawn on the facility. The Revolving Facility matures July 31, 2019.

The Company’s credit facilities also include a term credit facility (the “Senior Secured Term Facility” and together with the Senior Secured Revolving Facility, the “Credit Facilities”) with a syndicate of lenders, maturing July 31, 2019, with a principal balance outstanding of $156.1 million as of December 31, 2015.

The Company also has a number of finance lease obligations, maturing at various dates through February 2019. As of December 31, 2015, the principal balance of the finance leases was $3.7 million.

The Company has also issued senior unsecured notes, maturing December 2, 2021, with a principal balance outstanding of $175 million as of December 31, 2015.

As of December 31, 2015, the Company had an aggregate of 10,674,221 Common Voting Shares and Variable Voting Shares reserved for issuance through the Company’s stock option plan, together with all other security based compensation arrangements, being 8.5% of the aggregate number of issued and outstanding Common Voting Shares and Variable Voting Shares. As of December 31, 2015, the Company had 6,862,125 options issued and outstanding.

The following table sets forth the consolidated capitalization of the Company as at December 31, 2015, and the pro forma consolidated share and long term debt of the Company after giving effect to the Offering. There has not been any material change in the consolidated capitalization of the Company since December 31, 2015.

(expressed in 000’s except Share data)(4)	As at December 31, 2015 before giving effect to this Offering	As at December 31, 2015 after giving effect to this Offering(1)	As at December 31, 2015 after giving effect to this Offering (assuming the full exercise of the Over- Allotment Option)(2)
Share Capital	$240,895	$302,223	$311,534
	(125,579,071 Shares)	(134,246,071 Shares)	(135,546,121 Shares)
Long Term Debt and obligations under finance leases(3)	$328,091	$298,091	$298,091

Notes:

(1)	Based on the issuance of 8,667,000 Shares pursuant to the Offering for aggregate gross proceeds to the Company of $65,002,500 less the Underwriters’ Commission of $2,925,112.50 and estimated expenses of the Offering of $750,000.
(2)	If the Over-Allotment Option is exercised in full, an aggregate of 9,670,050 Shares will be issued pursuant to the Offering and the aggregate gross proceeds from the Offering, Underwriters’ Commission and net proceeds (before deducting the expenses to the Company with respect to the Offering) will be $74,752,875, $3,363,879.38 and $71,388,995.62, respectively.
(3)	Long term debt and obligations under finance leases does not include Production Credit Facilities.
(4)	Certain of the numbers related to the Offering included in the table above have been converted to Canadian dollars based on the noon rate of exchange on April 26, 2016 for the Canadian dollar expressed in terms of United States dollars, as quoted by the Bank of Canada, of CDN$1.00 = US$0.7928.

USE OF PROCEEDS

The Company estimates that the net proceeds from the Offering will be approximately $61.33 million, after deducting underwriting commissions of approximately $2.93 million and the Company’s expenses with respect to the Offering, which are estimated to be $0.75 million. The Company intends to use $30.00 million of such net proceeds to repay borrowings under its Senior Secured Term Facility.

The balance of net proceeds from the Offering will be used to fund an expanding roster of branded content properties and associated global distribution plans, including those announced in recent strategic deals with Mattel (Bob the Builder™, Fireman Sam™, Little People®, Polly Pocket™ and Rainbow Magic™), as well as to pursue additional brand opportunities, and for general corporate and working capital purposes, including potential acquisitions.

The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those listed under “Risk Factors” incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions in the Underwriting Agreement, the Underwriters named below, for whom Canaccord is acting as representative, have agreed to purchase on April 26, 2016, and the Company has agreed to sell to the Underwriters, the number of Shares indicated below:

Underwriter Number of Shares
Canaccord Genuity Corp.	3,466,800
RBC Dominion Securities Inc.	1,083,375
Credit Suisse Securities (Canada), Inc.	650,025
Echelon Wealth Partners Inc.	650,025
TD Securities Inc.	650,025
CIBC World Markets Inc.	433,350
Clarus Securities Inc.	433,350
GMP Securities L.P.	433,350
National Bank Financial Inc.	433,350
Scotia Capital Inc.	433,350
Total	8,667,000

The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Shares included in this Offering may be terminated upon the occurrence of certain stated events. The Underwriters are obligated to purchase all the Shares (other than those covered by the Over-Allotment Option) if they purchase any of the Shares. The Underwriters may receive, subject to rejection or allotment in whole or in part, subscriptions and have the right to close the subscription books at any time without notice.

The public offering price for the Shares is payable in Canadian dollars. The Company has been advised by the representatives of the Underwriters that the Underwriters propose to initially offer the Shares to the public in the United States and Canada at the public offering price set forth on the front cover of this Prospectus Supplement. In connection with the sale of Shares offered hereby, the Underwriters may be deemed to have received compensation in the form of an underwriting commission. After the initial Offering of the Shares, the Underwriters may change the public offering price and concessions. The public offering price may be reduced after the Underwriters have made a reasonable effort to sell all of the Shares at the initial offering price disclosed in this Prospectus Supplement. If so, the compensation realized by the Underwriters will be correspondingly decreased.

The Company has granted to the Underwriters the Over-Allotment Option, exercisable for 30 days from the date of the closing of this Offering to purchase up to 1,300,050 Over-Allotment Shares at the Offering price. The Underwriters may exercise the Over-Allotment Option solely for the purpose of covering over-allotments, if any, in connection with this Offering. To the extent the Over-Allotment Option is exercised, each Underwriter must purchase a number of Over-Allotment Shares approximately proportionate to that Underwriter’s initial purchase commitment. Under applicable Canadian securities laws, this Prospectus Supplement and the accompanying Prospectus also qualify the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares issuable on exercise of the Over-Allotment Option.

This Offering is being made in Canada and in the United States pursuant to the MJDS implemented by the securities regulatory authorities in the United States and Canada. The Shares will be offered in the United States and Canada by the Underwriters either directly or through their U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law, the Underwriters may offer the Shares outside of Canada and the United States.

The Variable Voting Shares and Common Voting Shares of the Company are listed and posted for trading on the TSX under the symbols “DHX.A” and “DHX.B”, respectively. The Variable Voting Shares of the Company are also listed and posted for trading on the NASDAQ under the symbol “DHXM”. The Company has applied to list the Shares qualified for distribution by this Prospectus Supplement and the accompanying Prospectus on the TSX and NASDAQ. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NASDAQ.

In connection with the Offering, the Underwriters may purchase and sell Shares in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-Allotment involves syndicate sales of Shares in excess of the number of Shares to be purchased by the Underwriters in the Offering, which creates a syndicate short position. “Covered” short sales are sales of Shares made in an amount up to the number of Shares represented by the Over-Allotment Option. In determining the source of Shares to close out the covered syndicate short position, the Underwriters will consider, among other things, the price of Shares available for purchase in the open market as compared to the price at which they may purchase Shares through the Over-Allotment Option. Transactions to close out the covered syndicate short involve either purchases of the Shares in the open market after the distribution has been completed or the exercise of the Over-Allotment Option. The Underwriters may also make “naked” short sales of Shares in excess of the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of bids for or purchases of Shares in the open market while the Offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Shares. They may also cause the price of the Shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Underwriter may conduct these transactions in the over-the-counter market or otherwise. If the Underwriters commence any of these transactions, they may discontinue them at any time.

The Company estimates that DHX Media’s expenses for this Offering will be approximately $560,797. Pursuant to the terms of the Underwriting Agreement, the Company has also agreed to reimburse the Underwriters for expenses relating to the Offering up to $150,000, which is equivalent to CDN$189,203 based on the noon rate of exchange on April 26, 2016 for the Canadian dollar expressed in terms of United States dollars, as quoted by the Bank of Canada, of CDN$1.00 = US$0.7928.

Certain of the Underwriters have performed investment banking and advisory services for the Company from time to time for which they have received customary fees and expenses. The Underwriters may, from time to time, engage in transactions with and perform services for the Company in the ordinary course of its business.

The Company has agreed to indemnify the Underwriters for certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

CONFLICTS OF INTEREST

As described under “Use of Proceeds” above, a portion of the net proceeds from this Offering will be used to repay borrowings under the Company’s Senior Secured Term Facility. Because affiliates of RBC, CIBC and Scotiabank are lenders under DHX Media’s Senior Secured Term Facility and will receive 5% or more of the net proceeds of this Offering (not including underwriting compensation), RBC, CIBC and Scotiabank are deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. As a result, this Offering will be conducted in accordance with FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of FINRA Rule 5121.

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN UNDERWRITERS

An affiliate of each of RBC, CIBC and Scotiabank is a lender to the Company under the Senior Secured Term Facility. The Company anticipates using a portion of the net proceeds of the Offering are required to be used to repay borrowing under the Senior Secured Term Facility. Consequently, the Company may be considered a “connected issuer” of each of RBC, CIBC and Scotiabank under applicable securities laws.

As at April 27, 2016, the Company is in compliance in all material respects with the terms and conditions of the Credit Facilities and there has been no breach under the Credit Facilities that has not been waived, except as may be described in the documents incorporated by reference herein. A detailed description of the Credit Facilities, including the nature of the security granted in favor of the lenders thereunder, can be found in the Company’s annual information form for the year ended June 30, 2015, which is incorporated by reference herein. The financial position of the Company has not adversely changed since the indebtedness under the Credit Facilities was incurred. See “Consolidated Capitalization” in this Prospectus Supplement.

RBC, CIBC and Scotiabank’s decision to purchase the Shares was made independently of the affiliated party. The price of the Shares and the other terms and conditions of the Offering were established through negotiations between the Company and the Underwriters, without involvement of the affiliated party. Each of RBC, CIBC and Scotiabank will not receive any other benefit from the Offering other than its respective portions of the Underwriters’ Commission payable by the Company.

Certain of the Underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees.

TRADING PRICE AND VOLUME

The Common Voting Shares are listed and posted for trading on the TSX under the symbol “DHX.B”. The following table sets forth information relating to the trading of the Common Voting Shares on the TSX for the months indicated.

Date	High ($)	Low ($)	Trading Volume
March, 2015	9.40	8.37	5,730,279
April, 2015	9.08	7.01	16,171,073
May, 2015	9.88	8.15	6,898,971
June, 2015	9.99	9.22	3,841,861
July, 2015	9.75	8.60	3,804,587
August, 2015	9.24	6.80	2,988,628
September, 2015	9.06	7.98	5,826,856
October, 2015	8.61	8.1	3,926,883
November, 2015	8.99	7.70	13,485,349
December, 2015	8.705	7.81	6,807,163
January, 2016	8.47	7.30	7,062,421
February, 2016	7.97	6.40	9,904,019
March, 2016	7.66	6.73	5,287,572
April, 2016 (1-26)	8.06	7.00	3,911,794

The Variable Voting Shares, which were created pursuant to an amendment to the Company’s Articles of Amendment, effective October 9, 2014, are listed and posted for trading on the TSX under the symbol “DHX.A”. The following table sets forth information relating to the trading of the Variable Voting Shares on the TSX for the months indicated.

Date	High ($)	Low ($)	Trading Volume
March, 2015	9.38	8.40	565,515
April, 2015	9.06	7.24	1,677,856
May, 2015	9.89	8.15	661,362
June, 2015	9.86	9.21	139,006
July, 2015	9.60	8.59	56,851
August, 2015	9.10	7.12	412,665
September, 2015	9.00	8.07	34,453
October, 2015	8.57	7.82	25,874
November, 2015	8.88	7.76	209,451
December, 2015	8.66	7.83	326,739
January, 2016	8.48	7.39	1,479,076
February, 2016	7.89	6.41	486,990
March, 2016	7.64	6.78	4,282,402
April, 2016 (1-26)	8.01	7.00	22,838

The Variable Voting Shares are listed and posted for trading on NASDAQ under the symbol “DHXM”. The following table sets forth information relating to the trading of the Variable Voting Shares on the NASDAQ for the months indicated.

Date	High (US$)	Low (US$)	Trading Volume
June, 2015	$8.20	$6.84	52,092
July, 2015	$8.53	$6.39	20,556
August, 2015	$7.57	$5.91	12,627
September, 2015	$6.97	$5.76	58,819
October, 2015	$6.96	$5.86	47,461
November, 2015	$6.60	$5.85	19,505
December, 2015	$6.62	$5.72	54,315
January, 2016	$6.64	$4.91	28,964
February, 2016	$5.65	$4.64	57,875
March, 2016	$5.75	$4.67	55,970
April, 2016 (1-26)	$7.40	$4.92	26,993

On April 26, 2016, the last trading day before the date of this Prospectus Supplement, the closing price of the Common Voting Shares and the Variable Voting Shares on the TSX was $7.89 and $7.94, respectively, and the closing price of the Variable Voting Shares on NASDAQ was US$6.38.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation incorporated under and governed by the Canada Business Corporations Act. A majority of the directors and officers of the Company, and some of the experts named in this Prospectus Supplement and the accompanying Prospectus, are residents of Canada or otherwise reside outside the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the directors and officers of the Company and experts under U.S. federal securities laws.

The Company has been advised by its Canadian counsel, Stewart McKelvey, that, subject to certain limitations, a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws may be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Stewart McKelvey, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Concurrently with filing its registration statement on Form F-10, the Company filed a Form F-X, pursuant to which the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a U.S. court arising out of or related to or concerning the offering of the Shares under this Prospectus Supplement and the accompanying Prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

The following discussion describes the principal Canadian federal income tax considerations under the Tax Act generally applicable to a person who acquires as beneficial owner Shares pursuant to this Offering and who, at all relevant times, holds the Shares as capital property, deals at arm’s length with the Company, is not affiliated with the Company, and has not entered into, with respect to such person’s Shares, a derivative forward agreement, all within the meaning of the Tax Act (a “Holder”). The shares of the Company’s share capital will generally constitute capital property to a Holder, provided that the Holder does not hold such shares in the course of carrying on a business of trading or dealing in securities or has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act and the regulations adopted pursuant thereto (the “Regulations”) and on the Company’s understanding of the current published administrative practices and policies of the Canada Revenue Agency (the “Tax Practices”) publicly released as of the date hereof. This summary also takes into account specific proposals to amend the Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in the form proposed. However, no assurance can be given that the Tax Proposals will be enacted in the form proposed, if at all.

This summary, with the exception of the Tax Proposals, does not take into account or anticipate any changes in the law or Tax Practices, whether by legislative, regulatory, administrative or judicial means. This summary does not take into account Canadian provincial, territorial or foreign tax considerations, which may differ significantly from those set out herein. There can be no assurance that the Canada Revenue Agency will not change its Tax Practices.

This summary is not exhaustive of all Canadian federal income tax considerations. This summary is of a general nature only and is not intended to be, nor should it be construed to be, tax or legal advice to any particular Holder. Changes in the law or Tax Practices or future court decisions may affect your tax treatment. Accordingly, Holders should consult their own tax advisors with respect to their own particular circumstances, including the application and considerations of income tax legislation and other tax legislation of a country, province, territory, state or local tax authority.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition of the Shares must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act.

Holders Resident in Canada

The following portion of this summary applies to Holders who, at all relevant times, are resident or deemed to be resident in Canada for the purposes of the Tax Act (a “Canadian Holder”). Certain Canadian Holders whose Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to have such Shares and every other Canadian security (as defined in the Tax Act) owned by such Canadian Holder treated as capital property by making an irrevocable election as provided by subsection 39(4) of the Tax Act. Canadian Holders who do not hold their shares as capital property should consult their own tax advisors. This summary is not applicable to a purchaser (i) that is a “financial institution” for purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution”, (iii) an interest in which is a “tax shelter investment” or (iv) that has elected to determine its Canadian tax results in accordance with the “functional currency” rules, as each of those terms is defined in the Tax Act. Such purchasers should consult their own tax advisors.

Taxation of Dividends on Shares

A Canadian Holder will be required to include in the calculation of income for a given taxation year any dividends received or deemed to be received on the Shares. In the case of Canadian Holders who are individuals (with the exception of certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the Company as an eligible dividend in accordance with the provisions of the Tax Act. In the case of Canadian Holders that are corporations, an amount equal to the dividend received shall be included in the calculation of their income, and will usually be deductible in the calculation of their taxable income. In certain circumstances, all or part of a dividend may be treated as a gain to a corporate Canadian Holder from the disposition of a capital property and not as a dividend.

Taxable dividends on the Shares received by a Canadian Holder who is an individual (including certain trusts) may result in such Canadian Holder being liable for alternative minimum tax under the Tax Act. Canadian Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

Canadian Holders that are “private corporations” or “subject corporations” within the meaning of the Tax Act, will generally be liable to pay a refundable tax at the rate of 38 1/3 % under Part IV of the Tax Act on dividends received or deemed to be received on the Shares, to the extent that such dividends are deductible in the calculation of their taxable income.

Disposition of Shares – Taxation of Capital Gains and Capital Losses

In general, upon the disposition or deemed disposition of a Share other than to the Company, a Canadian Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, less any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base of the Share for the Canadian Holder.

The adjusted cost base to the Canadian Holder of a Share of a class of shares acquired pursuant to this offering will be determined by averaging the cost of such Share with the adjusted cost base of all other such Shares of such class owned by the Holder as capital property at that time, if any.

In general, a Canadian Holder is required to include one-half of the amount of any capital gain (a “Taxable Capital Gain”) realized, in the calculation of the Canadian Holder’s income in a taxation year, and must deduct one-half of the amount of any capital loss (an “Allowable Capital Loss”) realized in a taxation year against Taxable Capital Gains of that year, subject to and in accordance with the rules provided in the Tax Act. In accordance with the detailed rules of the Tax Act, the amount by which the Allowable Capital Losses exceed the Taxable Capital Gains of a given year may generally be carried back and deducted from the net Taxable Capital Gains realized over the three preceding taxation years, or carried forward and deducted in any subsequent taxation year against net Taxable Capital Gains realized in such year, to the extent and under the circumstances described in the Tax Act. A Taxable Capital Gain realized by a Canadian Holder who is an individual or a trust (with the exception of certain specified trusts) may also give rise to alternative minimum tax. Canadian Holders should consult their own tax advisors as regards the provisions of the Tax Act relating to alternative minimum tax.

The amount of any capital loss realized on the disposition of a Share by a Canadian Holder that is a corporation may be reduced by the amount of any dividends previously received or deemed to have been received by that Canadian Holder on such Share, or a share for which the Share is substituted or exchanged including on an automatic conversion from a Common Voting Share or a Variable Voting Share, to the extent and in the circumstances prescribed by the Tax Act. Similar rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Voting Shares or Variable Voting Shares, directly or indirectly, through a partnership or trust.

Additional Refundable Tax

A Canadian Holder that is throughout the taxation year a “Canadian-controlled private corporation” within the meaning of the Tax Act is liable for tax, a portion of which may be refundable, on certain investment income, including Taxable Capital Gains realized and dividends received or deemed to be received in respect of the Shares (but not dividends or deemed dividends that are deductible in computing taxable income).

Automatic Conversion of Shares

The automatic conversion of one Common Voting Share into one Variable Voting Share, or of one Variable Voting Share into one Common Voting Share, provided for in the Articles, will be deemed not to constitute a disposition of the Share for the purposes of the Tax Act. The cost of a Variable Voting Share or a Common Voting Share to the Canadian Holder upon conversion of a Common Voting Share or Variable Voting Share, respectively, will be deemed to be equal to the total adjusted cost base to the Canadian Holder of the converted Share immediately prior to the conversion. The adjusted cost base of the Variable Voting Shares or Common Voting Shares held by a Canadian Holder will be determined in accordance with the averaging rules in the Tax Act.

Non-Resident Holders

The following portion of this summary generally applies to a holder who, at all relevant times for the purposes of the Tax Act, is neither resident nor deemed to be resident in Canada (a “Non-Resident Holder”). Furthermore, this section does not apply to a Non-Resident Holder who uses or holds Shares in the course of carrying on a business in Canada, or to an insurer that carries on an insurance business in Canada and abroad.

Taxation of Dividends on Shares

Dividends paid or deemed to be paid by the Company to a Non-Resident Holder on the Shares will be subject to Canadian withholding tax of 25%. This withholding tax may, however, be reduced under an applicable income tax treaty or convention.

Disposition of Shares – Taxation of Capital Gains and Capital Losses

A Non-Resident Holder will not be subject to tax under the Tax Act on any Taxable Capital Gain (and will not be entitled to deduct any Allowable Capital Loss in computing taxable income earned in Canada to offset any Taxable Capital Gain) realized on a disposition of Shares unless the Shares constitute “taxable Canadian property” within the meaning of the Tax Act at the time of their disposition, and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention. Provided they are listed on a designated stock exchange (which includes the TSX and NASDAQ) at the time of the disposition, the Shares will not generally constitute taxable Canadian property to a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition the following conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class of the Company’s share capital and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, a Share may deemed to be “taxable Canadian property” in certain other circumstances.

In the event that a Share constitutes “taxable Canadian property” for a Non-Resident Holder within the meaning of the Tax Act, Non-Resident Holders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty or convention in their particular circumstances.

In the event that a Share constitutes “taxable Canadian property” for a Non-Resident Holder within the meaning of the Tax Act, and that any Taxable Capital Gain is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention, then the tax consequences described above in the first two paragraphs under the heading “Holders Resident in Canada — Disposition of Shares — Taxation of Capital Gains and Capital Losses” will generally apply.

Provided that the Shares are listed on a designated stock exchange, a Non-Resident Holder will not be subject to the requirements of section 116 of the Tax Act to obtain a clearance certificate in respect of a disposition or deemed disposition of Shares. Consequently, no amount will be required to be withheld and remitted by a purchaser from the proceeds of the Shares in compliance with the provisions of the Tax Act.

Automatic Conversion of Shares

The same tax treatment applies as that described earlier under the heading “Holders Resident in Canada — Automatic Conversion of Shares” on the automatic conversion of one Variable Voting Share into one Common Voting Share, or of one Common Voting Share into one Variable Voting Share, as provided for in the Articles.

Material United States Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material United States federal income tax consequences of the ownership of our Shares acquired pursuant to the Offering. The discussion set forth below is applicable only to U.S. Holders (as defined below) that hold their Shares as capital assets.

The term “U.S. Holder” means a holder of a Share of the Company that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to a U.S. Holder that is subject to special treatment under the United States federal income tax laws, including:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our Shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for its securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our company’s voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds Shares of the Company, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding Shares of the Company should consult its tax advisors.

U.S. Holders should consult their own tax advisors concerning the United States federal income tax consequences to them in light of their particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on Shares of the Company (including any amounts withheld to reflect Canadian withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits (“E&P”), as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in a U.S. Holder’s gross income as ordinary income on the day actually or constructively received by a U.S. Holder. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to the discussion under “— Passive Foreign Investment Company” below, U.S. Holders, may be subject to a reduced rate of tax on dividends received from a qualified foreign corporation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Convention Between the United States of America and Canada with respect to Taxes on Income and on Capital, as amended (the “Treaty”), meets these requirements, and, thus, dividends paid by the Company would satisfy the eligibility criteria for qualified dividend treatment; provided that at the time of payment of such dividends the U.S. Holder has held the Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets certain other holding period requirements. U.S. Holders are urged to consult their tax advisors regarding the availability of Treaty benefits.

U.S. Holders that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from the Company if it is a Passive Foreign Investment Company in the taxable year in which such dividends are paid or in the preceding taxable year.

The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received (plus any Canadian taxes withheld) calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars.

If the Canadian dollars received as a dividend are converted into U.S. dollars on the date they are received, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, upon a later conversion into U.S. dollars a U.S. Holder may have foreign currency gain or loss.

Subject to certain conditions and limitations, Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. Holder’s United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on Shares of the Company will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if a U.S. Holder has held Shares for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, the U.S. Holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on Shares of the Company.

The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Shares, and to the extent the amount of the distribution exceeds a U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. Since the Company does not expect to maintain a calculation of its earnings and profits calculated in accordance with U.S. tax principles, U.S. Holders will be required to report all distributions received from the Company as taxable dividends.

Passive Foreign Investment Company

If the Company is a Passive Foreign Investment Company (“PFIC”) in any taxable year during which a U.S. Holder owns Shares, special, and generally unfavorable, rules will be applicable to such U.S. Holder, some of which could impact the consequences described above. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. A portion of the Company’s income is royalty income, the level of which fluctuates from period to period. Such income could be treated as passive for PFIC purposes. However, based on the level of activity performed by the Company with respect to its operations, the Company expects that such royalties will be treated as active for PFIC purposes. Based in part on current operations and financial projections, the Company does not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether or not the Company is a PFIC is made on an annual basis and is based on the types of income the Company earns and the types and value of the Company’s assets from time to time, all of which are subject to change. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, whether the Company will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for any taxable year. If the Company were a PFIC in any year during which a U.S. Holder owns Shares, such U.S. Holder generally would be subject to additional taxes (including additional taxes attributable to the treatment of certain gains as ordinary income rather than capital gains) on any “excess distributions” (generally distributions during a taxable year exceeding 125% of the average amount received during the three preceding taxable years or, if shorter, the taxpayer’s holding period) and on any gain realized from the sale or other disposition of Shares (regardless of whether the Company continued to be a PFIC). In addition, distributions on the Shares would not be eligible for the preferential tax rate applicable to long-term capital gain of non-corporate taxpayers. A U.S. Holder may be eligible to make a mark to market election that would cause the tax consequences to an electing U.S. Holder to differ from those described above. The PFIC rules are extremely complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules.

Sale or Exchange of Shares

Subject to the discussion under “— Conversion of Shares” below, a U.S. Holder will recognize a taxable gain or loss on any sale or exchange of a Share of the Company in an amount equal to the difference between the amount realized for the Share and the U.S. Holder’s tax basis in the Share. Subject to the discussion under “— Passive Foreign Investment Company” above, such gain or loss will generally be a capital gain or loss. Capital gains of non-corporate U.S. Holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any Canadian tax imposed on the disposition of a Share of the Company unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Conversion of Shares

A U.S. Holder whose Common Voting Shares are converted into Variable Voting Shares or whose Variable Voting Shares are converted into Common Voting Shares will not realize gain or loss as a result of the conversion. The U.S. Holder’s adjusted income tax basis and holing period in the converted Shares will carry over to the Shares received in the conversion.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on Shares and net gains from the disposition of Shares of the Company. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

U.S. Holders that are individuals, estates or such trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of Shares of the Company.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of Shares of the Company and the proceeds from the sale, exchange or redemption of Shares that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States), unless the U.S. Holder is an exempt recipient. A backup withholding tax may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Certain U.S. Holders are required to report information relating to ownership of Shares of the Company, subject to certain exceptions (including an exception for Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Shares of the Company. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of Shares of the Company.

LEGAL MATTERS AND INTERESTS OF EXPERTS

Certain legal matters relating to the Offering and to the Shares to be distributed pursuant to this Prospectus Supplement and the accompanying Prospectus will be passed upon on DHX Media’s behalf by Stewart McKelvey, the Company’s Canadian counsel, and Troutman Sanders LLP, the Company’s U.S. counsel, and on behalf of the Underwriters by McCarthy Tétrault LLP, with respect to Canadian legal matters, and by Goodwin Procter LLP, with respect to U.S. legal matters. As of the date of this Prospectus Supplement, the partners and associates of each of Stewart McKelvey and McCarthy Tétrault LLP beneficially own, directly or indirectly, less than 1% of outstanding securities of any class issued by the Company.

PricewaterhouseCoopers LLP, Chartered Accountants, is the auditor of the Company. PricewaterhouseCoopers LLP has confirmed that it is independent of the Company, in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia and in accordance with the independence rules of the SEC and the Public Company Accounting Oversight Board.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is PricewaterhouseCoopers LLP, 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, B3J 3P6, Canada.

The transfer agent and registrar for the Common Voting Shares and the Variable Voting Shares in Canada is Computershare Investor Services Inc. at its principal offices at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada. The transfer agent and registrar for the Common Voting Shares and the Variable Voting Shares in the United States is Computershare Trust Company, N.A. at its offices at 7342 Lucent Blvd., Suite 300, Highlands Ranch, Colorado 80129.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stewart McKelvey, Canadian counsel to the Company, and McCarthy Tétrault LLP, Canadian counsel to the Underwriters, the Shares would, if issued on the date hereof and if listed at that time on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and NASDAQ), be qualified investments under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts (“TFSAs” and collectively, the “Registered Plans”).

Notwithstanding the foregoing, the holder of a TFSA, or the annuitant of an RRSP or RRIF, as the case may be, will be subject to a penalty tax on a Share held in the TFSA, RRSP or RRIF, as the case may be, if such Share is a “prohibited investment” for the TFSA, RRSP or RRIF. A Share will generally not be a prohibited investment unless either: (i) the holder of the TFSA, or the annuitant of an RRSP or RRIF, as the case may be, does not deal at arm’s length with the Company (within the meaning of the Tax Act), or (ii) the holder of the TFSA, or the annuitant of an RRSP or RRIF, as the case may be, has a “significant interest” (within the meaning of the Tax Act) in the Company. Prospective purchasers should consult their own tax advisers as to whether a Share will be a “prohibited investment” in their particular circumstances.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase Shares. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the Shares distributed if offered on a non-fixed price basis. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, the accompanying prospectus supplement relating to Shares purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference into this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC. Copies of the documents incorporated herein by reference may be obtained on request without change from the Secretary of the issuer at 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260, and are also available electronically at www.sedar.com and www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 2, 2015

US$200,000,000

Common Voting Shares

Variable Voting Shares

Debt Securities

Warrants

Subscription Receipts

DHX Media Ltd. (“DHX Media” or the “Company”) may offer and sell from time to time (i) common voting shares (the “Common Voting Shares”), (ii) variable voting shares (the “Variable Voting Shares” and, together with the Common Voting Shares, the “Shares”), (iii) bonds, debentures, notes or other indebtedness of any kind, nature or description (“Debt Securities”), (iv) warrants to purchase Shares or Debt Securities (“Warrants”) and (v) subscription receipts (“Subscription Receipts” and, together with the Shares, Debt Securities and Warrants, the “Securities”) of the Company, or any combination thereof up to an aggregate initial offering price of US$200 million (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the offering) during the 25-month period that this short form base shelf prospectus, including any amendments hereto (the “Prospectus”), remains effective.

The Securities may be offered in an amount and on such terms as may be determined from time to time depending on market conditions and other factors. The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement (as defined below) including where applicable: (i) in the case of Shares, the number of Shares offered, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price(s) (in the event the offering is a non-fixed price distribution) and any other specific terms; (ii) in the case of Debt Securities, the designation, aggregate principal amount and authorized denominations of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency or currency unit for which the Debt Securities may be purchased, the issue price (at par, at a discount or at a premium), the issue and delivery date, the maturity date (including any provisions for the extension of maturity date), the interest rate (either fixed or floating and, if floating, the method of determination thereof), the interest payment date(s), the provisions (if any) for subordination or seniority of the Debt Securities to other indebtedness, any redemption provisions, any repayment provisions, any terms entitling the holder to exchange or convert the Debt Securities into other securities and any other specific terms; (iii) in the case of Warrants, the number of Warrants offered, the designation, number and terms of the Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are offered and any other specific terms; and (iv) in the case of Subscription Receipts, the number of Subscription Receipts offered, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price(s) (in the event the offering is a non-fixed price distribution), the terms and procedures for the exchange of the Subscription Receipts and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be set forth in one or more prospectus supplements or pricing supplements (collectively or individually, as the case may be, a “Prospectus Supplement”) which will accompany this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Common Voting Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “DHX.B” and the Variable Voting Shares are listed and posted for trading on the TSX under the symbol “DHX.A”. The Variable Voting Shares are also listed and posted for trading on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “DHXM”. On June 30, 2015, the last trading day on the TSX before the date of this Prospectus, the closing price of the Common Voting Shares and the Variable Voting Shares on the TSX was $9.34 and $9.33, respectively, and on June 30, 2015, the last day of trading on the NASDAQ before the date of this Prospectus, the closing price of the Variable Voting Shares on NASDAQ was US$7.38.

Any offering of Debt Securities, Warrants or Subscription Receipts will be a new issue of securities with no established trading market, excluding any offering of the Company’s Senior Unsecured Notes (as defined below). Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Warrants or Subscription Receipts will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Warrants or Subscription Receipts may be sold and purchasers may not be able to resell Debt Securities, Warrants or Subscription Receipts purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Debt Securities, Warrants or Subscription Receipts in the secondary market (if any), the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

The Company may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents. The Prospectus Supplement

ii

relating to a particular issue of Securities will identify each underwriter, dealer or agent engaged by the Company, as the case may be, in connection with the offering and sale of that issue, and will set forth the terms of the offering of such issue, the method of distribution of such issue, including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution, such as an intention to stabilize the market or otherwise maintain the market price of the Securities offered. See “Plan of Distribution”.

This offering is made by a “foreign issuer” under U.S. securities laws that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Except as otherwise specifically disclosed, financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are subject to Canadian auditing standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein. Prospective investors should consult their own advisers and read the tax discussion in any applicable Prospectus Supplement.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Canada, a majority of its officers and directors and some of the experts named in this Prospectus are Canadian residents, and a substantial portion of the Company’s and such persons’ assets are located in Canada.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC OR THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In this Prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. All references to “dollars” or “$” are to Canadian dollars. All references to “US$” are to United States dollars. Potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations. On June 30, 2015, the closing exchange rate for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada, was US$1.00 = $1.249. See “Currency and Exchange Rate Information”.

The Company’s registered office and principal place of business is 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260.

iii

GENERAL MATTERS

This Prospectus and the documents incorporated by reference herein contain company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are the property of their respective owners.

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the filing, delivery and content of proxy statements, and its officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as a comparable U.S. company.

You may read any document that the Company has filed with or furnished to the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of any such document from the SEC’s public reference room by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download any of the documents the Company has filed with or furnished to the SEC through its Electronic Data Gathering and Retrieval system (“EDGAR”) at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

We are filing with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 relating to the Securities being offered hereunder and of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov.

Prospective purchasers should rely only on the information contained in or incorporated by reference into this Prospectus. The Company has not authorized any person to provide prospective purchasers with additional or different information. If anyone provides prospective purchasers with additional or different or inconsistent information, including information or statements in media articles about the Company, prospective purchasers should not rely on it. Prospective purchasers should assume that the information appearing in or incorporated by reference into this Prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of the Securities. The Company’s business, financial condition, results of operations and prospects may have changed since that date.

THIRD PARTY INFORMATION

This Prospectus and the documents incorporated by reference herein include market share, industry data and other statistical information that the Company has obtained from independent industry publications and surveys, government publications, market research reports and other published independent sources, surveys that the Company commissioned and the Company’s internal surveys. Such publications and reports generally state that the information contained therein has been obtained from sources believed to be reliable. Although the Company believes these sources to be reliable, the Company has not independently verified any of the data or other statistical information contained therein, nor has it ascertained or validated the underlying economic or other assumptions relied upon therein. Some data are also based on the Company’s estimates, which are derived from the Company’s review of internal surveys, as well as independent sources. The Company cannot and does not provide any assurance as to the accuracy or completeness of such included information. Market forecasts, in particular, are likely to be inaccurate, especially over long periods of time. DHX Media has no intention and undertakes no obligation to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as required by law.

FORWARD LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation in Canada, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Exchange Act, and Section 27A of the U.S. Securities Act. These statements relate to future events or future performance and reflect DHX Media’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of DHX Media and its subsidiaries. Forward looking statements are often, but not always, identified by the use of words such as “may”, “would”, “could”, “will”, “should”, “expect”, “expects”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding DHX Media or any of its subsidiaries’ objectives, plans and goals, including those related to future operating results, economic performance, subscriber recruitment efforts and listing of the Securities are or involve forward-looking statements.

Forward-looking statements are based on factors and assumptions that management believes are reasonable at the time they are made, but a number of assumptions may prove to be incorrect, including, but not limited to, assumptions about: (i) the Company’s future operating results, (ii) the expected pace of expansion of the Company’s operations, (iii) future general economic and market conditions, including debt and equity capital markets, (iv) the impact of increasing competition on the Company, and (v) changes to the industry and changes in laws and regulations related to the industry. Although the forward-looking statements contained in this Prospectus and documents incorporated by reference herein are based on what DHX Media considers to be reasonable assumptions based on information currently available to DHX Media, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements and these assumptions may prove to be incorrect.

A number of known and unknown risks, uncertainties and other factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. In evaluating these statements, prospective purchasers should specifically consider various risks, uncertainties and other factors which may cause actual events, performance or results to differ materially from any forward-looking statement.

This is not an exhaustive list of the factors that may affect any of DHX Media’s forward-looking statements. Please refer to a discussion of the above and other risk factors related to the business of DHX Media and the industry in which it operates that will continue to apply to DHX Media, which are discussed in the Company’s annual information forms, the Company’s management discussion and analysis and under the heading “Risk Factors” contained in this Prospectus.

These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents, and DHX Media does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except in accordance with applicable securities laws. Prospective purchasers are cautioned not to place undue reliance on forward-looking statements.

NON-IFRS MEASURES

This Prospectus and the documents incorporated by reference herein refer to certain financial measures that are not determined in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). These financial measures do not have standardized meanings prescribed by IFRS and DHX Media’s method of calculating these measures may differ from the method used by other entities and, accordingly, they may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS as an indicator of performance. These non-IFRS financial measures are provided to enhance the user’s understanding of DHX Media’s historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they provide a more consistent basis for comparison between periods. Investors are cautioned not to consider these non-IFRS measures in isolation or place undue reliance on ratios or percentages calculated using these non-IFRS measures.

The financial statements contained in the Epitome BAR (as defined below) were prepared in accordance with Canadian accounting standards for private enterprises.

A reconciliation of certain non-IFRS measures used by the Company was filed on SEDAR on July 2, 2015.

CURRENCY AND EXCHANGE RATE INFORMATION

The following table sets forth (i) the rate of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the U.S. dollar, on the last day of each month during such periods; and (iii) the high and low exchange rates for the U.S. dollar, expressed in Canadian dollars, during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

	July 1, 2014 to June 30, 2015	Fiscal Year Ended of June 30th
		2014	2013
Rate at the end of period	1.2490 CDN$	1.0670 CDN$	1.0518 CDN$
Average rate during period	1.1737 CDN$	1.0703 CDN$	1.0047 CDN$
Highest rate during period	1.2803 CDN$	1.1245 CDN$	1.0518 CDN$
Lowest rate during period	1.0634 CDN$	1.0222 CDN$	0.9683 CDN$

On June 30, 2015, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $1.249.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company at 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260, and are also available electronically at www.sedar.com. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov.

The following documents of the Company, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	the annual information form of the Company for the year ended June 30, 2014 (the “AIF”);

2.	the consolidated financial statements of the Company for the year ended June 30, 2014, together with the notes thereto and the auditor’s report thereon;

3.	the management’s discussion and analysis of the Company for the year ended June 30, 2014 (the “2014 MD&A”);

4.	the consolidated financial statements (unaudited) for the three and nine months ended March 31, 2015 and 2014 (the “2015 Third Quarter Financial Statements”);

5.	the management’s discussion and analysis of the Company for the three and nine months ended March 31, 2015 (the “2015 Third Quarter MD&A”);

6.	the management information circular (the “Special Meeting Circular”) and proxy statement dated as at September 3, 2014 prepared in connection with the Company’s special meeting of shareholders held on September 30, 2014;

7.	the management information circular (the “Annual Meeting Circular”) and proxy statement dated as at November 19, 2014 prepared in connection with the Company’s annual meeting of shareholders held on December 15, 2014;

8.	the material change report of the Company dated as at August 8, 2014 prepared in connection with the Company’s closing of its acquisition of the Family Channel Business (as defined below) and changes to its senior management team;

9.	the material change report of the Company dated as at October 16, 2014 prepared in connection with the Company’s implementation of its previously announced dual share-class structure;

10.	the material change report of the Company dated as at November 24, 2014 prepared in connection with the Company closing of its acquisition of a library of film and television assets consisting of 151 television series, feature films and television specials, including all international distribution rights to DHX Media’s Degrassi, Instant Star and The L.A. Complex series, from Echo Bridge Entertainment, LLC and its subsidiary, Alliance Atlantis International Distribution, LLC;

11.	the material change report of the Company dated as at December 11, 2014 prepared in connection with the Company closing of its acquisition of Nerd Corps Entertainment Inc.;

12.	the business acquisition report of the Company dated June 17, 2014 relating to the Company’s acquisition of the Epitome group of companies (the “Epitome BAR”), which includes the unaudited interim condensed combined carve out financial statements of the Epitome group of companies for the period ended February 28, 2014, which includes a notification required under National Instrument 51-102 regarding no auditor review which is no longer applicable;

13.	the business acquisition report of the Company dated October 14, 2014 relating to the Company’s acquisition of the Family Channel Business (as defined below); and

14.	the unaudited reconciliation of certain Non-IFRS financial measures as filed on SEDAR on July 2, 2015.

Any documents of the type referred to in the preceding paragraphs (except confidential material change reports) or any news release issued by the Company (or other document) filed on SEDAR that specifically states that it is intended to be incorporated by reference into this Prospectus, subsequently filed by the Company with a securities commission or any similar authority in Canada after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus pursuant to the foregoing paragraph is also included in any report filed with or furnished to the SEC by the Company on Form 6-K or on Form 40-F (or any respective successor form) after the date of this Prospectus, it shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Further, the Company may incorporate by reference into the registration statement of which this Prospectus forms a part, as an exhibit or otherwise, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

A Prospectus Supplement containing the specific terms of any offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and it, together with any documents incorporated by reference into that Prospectus Supplement, will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement but only for the purposes of the offering of such Securities to which that Prospectus Supplement pertains.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this Prospectus will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or unsuperseded form to constitute part of this Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus.

THE BUSINESS

The Company was incorporated in Nova Scotia, Canada, under the Companies Act (Nova Scotia) on February 12, 2004 under the name Slate Entertainment Limited. The Company’s name was changed to The Halifax Film Company Limited on April 20, 2004, and again on March 17, 2006 to DHX Media Ltd. On April 25, 2006, the Company was continued federally as a corporation under the Canada Business Corporations Act (“CBCA”). The Company is federally registered in Canada and its corporate number is 655881-0. Neither the Company’s Articles of Continuance, as amended from time to time, nor the Company’s By-Laws contain any restriction on the objects of the Company. The Company is domiciled in Canada and its registered office and principal place of business is located at 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

The following is a chart of the material subsidiaries of the Company.

DHX Media is a leading global children’s entertainment company, headquartered in Canada and operating worldwide. DHX Media owns one of the largest independent libraries of children’s video content and is home to one of the most viewed children’s TV stations in Canada. The Company’s extensive library includes many of the world’s most popular and recognizable characters and shows such as Teletubbies, Yo Gabba Gabba!, Caillou, Inspector Gadget, Johnny Test, Twirlywoos, Doozers, Busytown Mysteries, Degrassi, and Slugterra.

The Company’s core business is producing, distributing, broadcasting and exploiting the rights for television and film programming primarily focusing on children’s, youth and family productions. Within its core business, DHX Media has the following five integrated business lines:

•	Production (including proprietary and production service);

•	Library and Distribution (including digital distribution) of its proprietary and third party acquired titles;

•	DHX Television;

•	Merchandising and Licensing; and

•	New Media and Interactive.

The Company typically produces between 75 and 150 new half hours of content annually through its animation studios and additionally over the past 12 months has produced over 75 half hours of live action content. New content is created at low risk to DHX Media with 85% – 100% of third party direct production costs typically covered at “green lighting” from contracted Canadian Broadcast Licensing revenue, tax credits, other subsidies and pre-sales.

DHX Media’s library contains in excess of 11,000 half hours of content (more than 400 titles) consisting of primarily children’s and family programming, which the Company estimates is more than double the size of any other independent library (meaning a library not associated with a studio) of children’s content worldwide. The titles appeal to a broad cross-section of audiences, from classic preschool properties targeted towards both genders, to up-to-date comedy titles and nostalgic titles for older audiences. Management believes that DHX Media’s library, combined with its production capabilities, makes it a valuable “go to” supplier to a broad range of established and new TV channels and Over-The-Top Content (“OTT”) providers which are looking to provide a wide range of programming to their viewers. OTT content refers to delivery of audio, video, and other media over the Internet without a multiple-system operator being involved in the control or distribution of the content. DHX Media has also been able to leverage its independent status and critical mass to launch its own online channels and deliver its content through advertising and subscription video on demand platforms, most recently through its relationship with YouTube.

The television division of DHX is comprised of four marquee children’s television channels, including Family Channel (“Family Channel”), Disney Junior (English), Disney Junior (French), and Disney XD (collectively, “DHX Television” or the “Family Channel Business”), which represent some of Canada’s most viewed children’s television networks. Its current output agreement with Disney will expire in August 2015 and Disney Junior (English), Disney Junior (French) and Disney XD will be rebranded under the Family Channel brand. The Company will continue to broadcast Disney content until December of 2015 as part of a transitional arrangement. Combined, these channels represent some of the most viewed TV stations among children aged 2 to 17 in Canada, with the Family Channel alone having 5.3 million subscribers.

DHX Media also generates merchandising and licensing revenue by exploiting its own brands, as well as third party brands, across toys, games, apparel, publishing and other categories through its ownership of the Copyright Licensing Promotions Group, which management believes is one of the largest entertainment brand representation agencies in Europe.

CANADIAN COMMUNICATIONS INDUSTRY REGULATORY ENVIRONMENT

Pursuant to the Broadcasting Act (Canada), the Canadian Radio-Television Commission (the “CRTC”) is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing broadcasting policy objectives set forth in the Broadcasting Act.

Restrictions on Non-Canadian Ownership

The legal requirements relating to Canadian ownership and control of broadcasting undertakings are embodied in a direction (the “Direction”) from the Governor in Council (i.e. Cabinet of the Canadian federal government) to the CRTC pursuant to authority contained in the Broadcasting Act. Under the Direction, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of an operating licensee that is a corporation may be owned and controlled, directly or indirectly, by non-Canadians. The Direction also provides that the Chief Executive Officer and 80% of the members of the board of directors of a licensee that is a corporation must be resident Canadian citizens. There are no explicit restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee level, but the Direction does not allow the licensee to be controlled by non-Canadians as a question of fact, and the level of ownership of non-voting shares and of total equity is relevant to the analysis of control.

For the purposes of these regulations, “Canadian” means, among other things: (i) a Canadian citizen who is ordinarily resident in Canada; (ii) a permanent resident of Canada who is ordinarily resident in Canada and has been so for more than one year after the date he or she was eligible to apply for Canadian citizenship; (iii) a corporation with not less than 66 2/3% of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians; or (iv) a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies.

As described below, Variable Voting Shares may only be owned or controlled by non-Canadians, and the Common Voting Shares may only be owned and controlled by Canadians. DHX Media monitors the level of non-Canadian ownership of DHX Media’s Common Voting Shares by obtaining data on (i) registered shareholders from its transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”), and (ii) beneficial shareholders from the Canadian Depository for Securities (“CDS”) and the United States Depository Trust Company (“DTC”).

Constraints Imposed on Ownership of Securities of DHX Media to Ensure Canadian Control

In order to ensure that DHX Media and its regulated subsidiaries remain eligible or qualified to provide broadcasting and telecommunications services in Canada, and to increase the ability of the Company to access capital from foreign jurisdictions, DHX Media has amended its Articles of Continuance pursuant to Articles of Amendment, which were approved at a special meeting of shareholders on September 30, 2014. Pursuant to the Articles of Amendment, which became effective as of October 6, 2014, DHX Media is authorized to issue, amongst other classes of equity securities, an unlimited number of Variable Voting Shares, Common Voting Shares and Preferred Variable Voting Shares (“PVV Shares”). See the “Special Meeting Circular” incorporated herein by reference and “Description of Shares”.

Each issued and outstanding Common Voting Share which is not owned or controlled by a Canadian for the purposes of the Broadcasting Act and related regulations converts, automatically and without any further acts by the Company, into one Variable Voting Share. Variable Voting Shares carry one vote per share held, except where (i) the number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares or PVV Shares (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 33  1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality. Under the circumstances described in clause (i) above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares of the Company. Under the circumstances described in clause (ii) above, the Variable Voting Shares as a class cannot, for a given meeting of the shareholders of DHX Media, carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) of the total number of votes that may be cast at such meeting of shareholders. See “Description of Shares”.

The terms ascribed to the Variable Voting Shares by the Articles of Amendment of the Company are intended to ensure that the number of votes owned and controlled by non-Canadians is at all times within the limit permitted under the Direction, the Broadcasting Act and the regulations made thereunder. However, there can be no assurance that such terms will be accepted by the CRTC or other regulatory authorities as being effective for this purpose.

CONSOLIDATED CAPITALIZATION

Since March 31, 2015, there have been no material changes in the share and debt capitalization of the Company which have not been disclosed in this Prospectus or the documents incorporated by reference herein.

The Company is a party to an amended and restated senior secured credit agreement, dated March 14, 2014 (as amended by amending agreement No.1 dated June 20, 2014, amending agreement No. 2 dated November 13, 2014, amending agreement No. 3 dated November 30, 2014, amending agreement No. 4 dated December 19, 2014 and amending agreement No. 5 dated June 30, 2015, and as such agreement may be further amended, restated, supplemented or replaced from time to time) (the “Credit Agreement”) with a syndicate of lenders and the Royal Bank of Canada as administrative agent, providing for a revolving facility (the “Revolving Facility”) of up to $30 million and a term facility (the “Term Facility”, and together with the Revolving Facility, the “Credit Facilities”). As of June 30, 2015, approximately $115 million was drawn on the Term Facility and approximately $6 million was drawn on the Revolving Facility.

On December 2, 2014, the Company issued (the “Notes Offering”) $175 million in aggregate principle amount of 5.875% senior unsecured notes due December 2, 2021 (the “Senior Unsecured Notes”). The Notes Offering was completed on a private placement basis in Canada under available prospectus exemptions. The Company used the net proceeds from the Notes Offering, after deducting underwriting fees and estimated offering expenses, to repay indebtedness under the Credit Facilities.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided as required in the Prospectus Supplement with respect to the issuance of Debt Securities pursuant to this Prospectus.

USE OF PROCEEDS

Specific information about DHX Media’s use of the net proceeds from an offering of Securities will be set forth in the Prospectus Supplement for that offering.

PLAN OF DISTRIBUTION

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and it may also sell the Securities to one or more purchasers directly or through agents. Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices.

If offered on a non-fixed price basis, the Securities may be offered at prevailing market prices at the time of sale or at prices to be negotiated with purchasers. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. Consequently, any dealer’s overall compensation will increase or decrease by the amount by which the aggregate price paid for the Securities by the purchasers exceeds or is less than the gross proceeds paid by the dealers, acting as principals, to the Company.

If, in connection with the offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

A Prospectus Supplement will identify each underwriter, dealer or agent engaged by the Company, as the case may be, if any, in connection with the offering and sale of a particular series or issue of Securities, and will also set forth the terms of the offering, including the public offering price (or the manner of determination thereof, if offered on a non-fixed price basis), the proceeds to the Company and any compensation payable to the underwriters, dealers or agents, if applicable.

Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities arising out of any misrepresentation in this Prospectus and the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by underwriters, dealers or agents who participate in the offering of the Securities.

In accordance with rules and policy statements of certain Canadian securities regulators, the underwriters, dealers or agents, as the case may be, may not, throughout the period of distribution of a series of Securities, bid for or purchase such series of Securities. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising prices of, such series of Securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering, and subject to the first exception mentioned above, the underwriters, dealers or agents, as the case may be, may engage in over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters, dealers or agents, as the case may be, in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of a particular series of Securities and short positions created by the underwriters, dealers or agents, as the case may be, involving the sale by the underwriters, dealers or agents, as the case may be, of a greater number of Securities of such series than may be offered by the Company in the offering. These activities may stabilize, maintain or otherwise affect the market price of the Securities, which may be higher than the price that might otherwise prevail in the open market; these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

Any underwriters, dealers or agents to or through whom Securities are sold by the Company for public offering and sale may make a market in the Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in the Securities of any series or issue will develop or as to the liquidity of any trading market for the Securities.

DESCRIPTION OF SHARES

The summary below of the rights, privileges, restrictions and conditions attaching to the Common Voting Shares and the Variable Voting Shares is subject to, and qualified in its entirety by reference to, the Company’s Articles of Amendment and By-Laws which are available on SEDAR at www.sedar.com.

Summary of the Company’s Share Capital Structure

The Company recently reorganized its share capital structure effective on October 6, 2014 and on such date each common share (“Common Share”) of the Company which was not owned and controlled by a Canadian for the purposes of the Direction was converted into one Variable Voting Share and each Common Share which was owned and controlled by a Canadian for the purposes of the Direction was converted into one Common Voting Share. All of the unissued Common Voting Shares of the Company were cancelled.

As a result of the share capital reorganization, the authorized capital of the Company consists of an unlimited number of Common Voting Shares, an unlimited number of Variable Voting Shares, an unlimited number of Non-Voting Shares and an unlimited number of PVV Shares (collectively with the Common Voting Shares and the Variable Voting Shares, the “Voting Shares”). As of June 30, 2015, DHX Media had 83,882,439 Common Voting Shares, 40,570,995 Variable Voting Shares, no Non-Voting Shares and 100,000,000 PVV Shares issued and outstanding. The Company does not currently intend to issue any Non-Voting Shares.

The purpose of the share capital reorganization was to facilitate the Company’s compliance with legal requirements relating to Canadian ownership and control of broadcasting undertakings embodied in the Direction to the CRTC pursuant to authority contained in the Broadcasting Act following the Company’s acquisition of the Family Channel Business. See “Canadian Communications Industry Regulatory Environment”.

Both Common Voting Shares and the Variable Voting Shares hold the same rights unless the Variable Voting Shares account for more than one third of the total of Variable Voting Shares, Common Voting Shares and PVV Shares outstanding at any time or in respect of which votes are cast at any meeting of shareholders, at which point the number votes attributable to each Variable Voting Share will be reduced such that the Variable Voting Shares in aggregate hold one third of the total votes for all Variable Voting Shares and Common Voting Shares outstanding at such time or in respect of which votes are cast at such meeting of shareholders. Both Canadians and non-Canadians may acquire shares of either class. Any Variable Voting Shares will be deemed to be automatically converted to Common Voting Shares when acquired by Canadians and any Common Voting Shares will be deemed to be automatically converted to Variable Voting Shares when acquired by non-Canadians. A more detailed description of the terms of the Common Voting Shares, Variable Voting Shares and Non-Voting Shares is set forth below.

Summary of the Rights, Privileges, Restrictions and Conditions of the Variable Voting Shares, Common Voting Shares and Non-Voting Shares

The summary below describes the rights, privileges, restrictions and conditions attached to the Variable Voting Shares, the Common Voting Shares and the Non-Voting Shares. The complete text describing these rights, privileges, restrictions and conditions is included in the Company’s Articles of Amendment, a copy of which has been filed and may be viewed under the Company’s profile on www.sedar.com.

Exercise of Voting Rights

The holders of Common Voting Shares will be entitled to receive notice of, and to attend and vote at all meetings of the Shareholders, except those at which holders of a specific class are entitled to vote separately as a class under the CBCA. Each Common Voting Share shall confer the right to one vote at all meetings of the Company’s Shareholders.

The holders of Variable Voting Shares will be entitled to receive notice of, to attend and vote at all meetings of the Shareholders, except those at which the holders of a specific class are entitled to vote separately as a class under the CBCA.

Variable Voting Shares carry one vote per share held, except where (i) the number votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described in clause (i) of the paragraph above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares of the Company. Under the circumstances described in clause (ii) of the paragraph above, the Variable Voting Shares as a class cannot, for a given Shareholders’ meeting, carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at the meeting.

The holders of Non-Voting Shares will not be entitled to receive notice of, or to attend and vote at meetings of the Shareholders, except those at which holders of Non-Voting Shares are entitled to vote separately as a class under the CBCA. Each Non-Voting Share shall confer the right to one vote at any such meetings of the holders of Non-Voting Shares only.

Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Company ranking prior to the Variable Voting Shares, the holders of Common Voting Shares and the holders of Variable Voting Shares are entitled to receive any dividends that are declared by the Company’s directors at the times and for the amounts that the board of directors of the Company may, from time to time, determine. The Common Voting Shares, the Variable Voting Shares and the Non-Voting Shares shall rank equally as to dividends on a share-for-share basis. All dividends shall be declared in equal or equivalent amounts per share on all Common Voting Shares, Variable Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

Subdivision or Consolidation

No subdivision or consolidation of the Common Voting Shares, the Variable Voting Shares or the Non-Voting Shares shall occur unless simultaneously, the shares of the other two classes are subdivided or consolidated in the same manner so as to maintain and preserve the relative rights of the holders of each of these classes of shares.

Rights in the Case of Liquidation, Winding-Up or Dissolution

Subject to the rights, privileges, restrictions and conditions attached to the other classes of shares of the Company ranking prior to the Common Voting Shares, the Variable Voting Shares or the Non-Voting Shares, in the case of liquidation, dissolution or winding-up of the Company, the holders of Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall be entitled to receive the Company’s remaining property and shall be entitled to share equally, share for share, in all distributions of such assets.

Conversion

Each issued and outstanding Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Company or the holder, if such Common Voting Share is or becomes owned or controlled by a person who is not a Canadian.

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share, without any further intervention on the part of the Company or the holder, if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in or promulgated under the Broadcasting Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

In the event that an offer is made to purchase Variable Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Voting Share shall become convertible at the option of the holder into one Variable Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Voting Shares for the purpose of depositing the resulting Variable Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning the voting rights for Common Voting Shares notwithstanding their conversion. In such event, the Company’s transfer agent shall deposit the resulting Variable Voting Shares on behalf of the holder.

Should the Variable Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by the Shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Variable Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, to Common Voting Shares.

In the event that an offer is made to purchase Common Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed, to be made to all or substantially all the holders of Common Voting Shares in a given province of Canada to which these requirements apply, each Variable Voting Share shall become convertible at the option of the holder into one Common Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning voting rights for Variable Voting Shares notwithstanding their conversion. In such event, the Company’s transfer agent shall deposit the resulting Common Voting Shares on behalf of the holder.

Should the Common Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by Shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Common Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, into Variable Voting Shares.

In the event that an offer is made to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed, to be made to all or substantially all the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies, each Non-Voting Share shall become convertible at the option of the holder into one Common Voting Share or Variable Voting Shares, as the case may be, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Non-Voting Shares for the purpose of depositing the resulting Common Voting Shares or Variable Voting Shares, as the case may be, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions restricting voting, notwithstanding their conversion. In such event, the Transfer Agent shall deposit the resulting Common Voting Shares or Variable Voting Shares, as the case may be, on behalf of the holder.

Should the Common Voting Shares or Variable Voting Shares, as the case may be, issued upon conversion and tendered in response to the offer be withdrawn by the shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, to Non-Voting Shares.

Common Voting Shares, Variable Voting Shares and Non-Voting Shares may not be converted, other than in accordance with the conversion procedure set out in the Company’s articles of amendment.

Constraints on Share Ownership

Variable Voting Shares may only be owned or controlled by non-Canadians. The Common Voting Shares may only be owned and controlled by Canadians. The term “Canadian” is as defined under the Broadcasting Act.

Preferred Variable Voting Shares

The votes attached to the PVV Shares as a class are automatically adjusted so that they, together with the votes attached to Voting Shares (as determined based on inquires DHX Media has made of the holders of Voting Shares and depositary interests) equal 55% of the votes attached to all shares in the capital of DHX Media. The votes attached to the PVV Shares as a class will, in aggregate, not be less than 1% of the votes attached to all shares in the capital of DHX Media.

The votes attached to the PVV Shares as a class is determined based on the ownership of Voting Shares ascertained through the monitoring process to be undertaken by the board of directors of DHX Media. Currently, the Company monitors the level of ownership of Variable Voting Shares by obtaining data on (i) registered shareholders from its transfer agent and registrar, Computershare, and (ii) beneficial shareholders from CDS and DTC. If no response to these inquiries is received from a particular broker or market intermediary, then the shares or depositary interests held by that broker or market intermediary are deemed to be Variable Voting Shares. The votes attached to the PVV Shares as a class for any meeting of Shareholders is determined once the ownership of Voting Shares has been established through this monitoring process.

On November 12, 2014, the PVV Shares were transferred by DHX Media’s Executive Chairman, Michael Donovan, to DHX Media’s Chief Executive Officer, Dana Landry in accordance with the terms of a shareholders agreement among the Company and any current or future holder of the PVV Shares (the “PVVS Shareholder Agreement”). On the date of such transfer, Mr. Landry entered into the PVVS Shareholder Agreement with DHX Media, pursuant to which Mr. Landry (i) agreed not to transfer the PVV Shares, in whole or in part, if it is determined by the Board to be in the best interests of DHX Media to enable DHX Media to qualify for tax credits or government incentives, except with the prior written approval of the Board, (ii) granted to DHX Media the unilateral right to compel the transfer of the PVV Shares, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX Media a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement. The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

DESCRIPTION OF DEBT SECURITIES

In this section “DHX Media” or “the Company” refers only to DHX Media Inc. and not any of our subsidiary corporations or partnerships or jointly held businesses. The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities.

Debt Securities may be offered separately or in combination with one or more other Securities. DHX Media may also, from time to time, issue debt securities and incur additional indebtedness other than through the issuance of Debt Securities pursuant to this Prospectus.

The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between DHX Media and a financial institution or trust company organized under the laws of Canada or any province thereof or the United States or any state thereof and authorized to carry on business as a trustee (each, a “Trustee”).

The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. The particular terms and provisions of the Debt Securities and a description of how the general terms and provisions described below may apply to the Debt Securities will be included in the applicable Prospectus Supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by the Company with the securities commission or similar regulatory authority in each of the provinces of Canada after it has been entered into by DHX Media and will be available electronically at www.sedar.com.

General

The Debt Securities may be issued from time to time in one or more series. The Company may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.

Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the specific terms and other information with respect to the Debt Securities being offered thereby, including:

(a)	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(b)	any limit upon the aggregate principal amount of such Debt Securities;

(c)	the currency or currency units for which such Debt Securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars);

(d)	the issue price (at par, at a discount or at a premium) of such Debt Securities;

(e)	the date or dates on which such Debt Securities will be issued and delivered;

(f)	the date or dates on which such Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determination of such date(s);

(g)	the rate or rates per annum (either fixed or floating) at which such Debt Securities will bear interest (if any) and, if floating, the method of determination of such rate;

(h)	the date or dates from which any such interest will accrue and on which such interest will be payable and the record date or dates for the payment of such interest, or the method of determination of such date(s);

(i)	if applicable, the provisions for subordination of such Debt Securities to other indebtedness of DHX Media;

(j)	the Trustee under the Trust Indenture pursuant to which such Debt Securities are to be issued;

(k)	any redemption term or terms under which such Debt Securities may be defeased whether at or prior to maturity;

(l)	any repayment or sinking fund provisions;

(m)	any events of default applicable to such Debt Securities;

(n)	whether such Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(o)	any exchange or conversion terms, including terms relating to the conversion of the Debt Securities into Shares or other securities of the Company, and any provisions for the adjustment thereof;

(p)	if applicable, the ability of DHX Media to satisfy all or a portion of any redemption of such Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities of DHX Media or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

(q)	the provisions applicable to the modification of the terms of the Trust Indenture; and

(r)	any other material terms or covenants applicable to such Debt Securities.

DHX Media reserves the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.

Ranking

The Debt Securities will be direct unsecured obligations of DHX Media. The Debt Securities will be senior or subordinated indebtedness of DHX Media as described in the applicable Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of DHX Media from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of DHX Media as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of DHX Media from time to time issued and outstanding as described in the applicable Prospectus Supplement. The Company reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.

Registration of Debt Securities

Debt Securities in Book Entry Form

Debt Securities of any series may be issued in whole or in part in the form of one or more global securities (each a “Global Security” and together, the “Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will, to the extent not described herein, be described in the Prospectus Supplement relating to such series.

A Global Security may not be transferred, except as a whole between the Depositary and a nominee of the Depositary or as between nominees of the Depositary, or to a successor Depositary or nominee thereof, until it is wholly exchanged for Debt Securities in certificated non-book-entry form in accordance with the terms of the applicable Trust Indenture. So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal of and interest, if any, on the Debt Securities represented by a Global Security will be made by the Company to the Depositary or its nominee.

Owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in certificated non-book-entry form, will not be considered the owners or holders thereof under the applicable Trust Indenture and will be unable to pledge Debt Securities as security.

No Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(a)	there is a requirement to do so under applicable law;

(b)	the book-entry system ceases to exist;

(c)	DHX Media or the Depositary advise the Trustee that the Depositary is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debt Securities and DHX Media is unable to locate a qualified successor;

(d)	DHX Media decides, at its option, to terminate the book-entry system through the Depositary; or

(e)	if provided for in the Trust Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Trust Indenture), participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the Debt Securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest, whereupon such Global Security shall be exchanged for certificated non-book-entry Debt Securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.

Principal and interest payments, if any, on the Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of DHX Media, the Trustee or any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

DHX Media, any underwriters, dealers or agents and any Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the Debt Securities held by the Depositary or the book-entry accounts maintained by the Depositary, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depositary and contained in this Prospectus or in any Prospectus Supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Depositary participants.

Unless otherwise stated in the applicable Prospectus Supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any Debt Securities represented by a Global Security.

Debt Securities in Certificated Form

Debt Securities of any series may be issued in whole or in part in registered form as provided in the applicable Trust Indenture.

In the event that the Debt Securities are issued in certificated non-book-entry form, principal and interest, if any, will be payable, the transfer of such Debt Securities will be registerable and such Debt Securities will be exchangeable for Debt Securities in other denominations of a like aggregate principal amount at the office or agency maintained by the Company. Payment of principal and interest, if any, on Debt Securities in certificated non-book-entry form may be made by cheque mailed to the address of the holders entitled thereto.

Subject to the foregoing limitations, Debt Securities of any authorized form or denomination issued under the applicable Trust Indenture may be transferred or exchanged for Debt Securities of any other authorized form or denomination or denominations, any such transfer or exchange to be for an equivalent aggregate principal amount of Debt Securities of the same series, carrying the same rate of interest and same redemption and other provisions as the Debt Securities so transferred or exchanged. Exchanges of Debt Securities of any series may be made at the offices of the applicable Trustee and at such other places as the Company may from time to time designate with the approval of the applicable Trustee and may be specified in the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the applicable Trustee will be the registrar and transfer agent for the Debt Securities issued under the applicable Trust Indenture.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any warrants (the “Warrants”) for the purchase of Shares (the “Share Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).

In this section “DHX Media” or “the Company” refers only to DHX Media Inc. and not any of our subsidiary corporations or partnerships or jointly held businesses. The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed and is not intended to be complete. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants.

Warrants may be offered separately or in combination with one or more other Securities. Each series of Warrants will be issued under a separate Warrant agreement to be entered into between the Company and one or more financial institutions or trust companies acting as Warrant agent. DHX Media will file a copy of the Warrant agreement with the securities commission or similar regulatory authority in each of the provinces of Canada after it has been entered into by the Company and will be available electronically at www.sedar.com. The applicable Prospectus Supplement will include details of the Warrant agreements covering the Warrants being offered. The Warrant agent will act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants.

The Company will not offer Warrants for sale separately to any member of the public unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the applicable Prospectus Supplement containing the specified terms of the Warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Warrants will be offered for sale.

Share Warrants

The particular terms of each issue of Share Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

(a)	the designation and aggregate number of Share Warrants;

(b)	the price at which the Share Warrants will be offered;

(c)	the currency or currencies in which the Share Warrants will be offered;

(d)	the date on which the right to exercise the Share Warrants will commence and the date on which the right will expire;

(e)	the number of Voting Shares that may be purchased upon exercise of each Share Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Share Warrant;

(f)	the designation and terms of any other Securities with which the Share Warrants will be offered, if any, and the number of the Share Warrants that will be offered with each Security;

(g)	the date or dates, if any, on or after which the Share Warrants and the related Securities will be transferable separately;

(h)	whether the Share Warrants are subject to redemption or call and, if so, the terms of such redemption or call provisions; and

(i)	any other material terms or conditions of the Share Warrants.

Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

(a)	the designation and aggregate number of Debt Warrants;

(b)	the price at which the Debt Warrants will be offered;

(c)	the currency or currencies in which the Debt Warrants will be offered;

(d)	the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be purchased upon exercise of the Debt Warrants;

(e)	the designation and terms of any other Securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each Security;

(f)	the date or dates, if any, on or after which the Debt Warrants and the related Securities will be transferable separately;

(g)	the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Debt Securities may be purchased upon exercise of each Debt Warrant;

(h)	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

(i)	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

(j)	whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

(k)	any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

In this section “DHX Media” or “the Company” refers only to DHX Media Inc. and not any of our subsidiary corporations or partnerships or jointly held businesses. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable:

(a)	the number of Subscription Receipts;

(b)	the price at which the Subscription Receipts will be offered;

(c)	the procedures for the exchange of the Subscription Receipts into Common Voting Shares or other securities;

(d)	the number of Voting Shares or other Securities that may be obtained upon exercise of each Subscription Receipt;

(e)	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Common Voting Share or security;

(f)	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon; and

(g)	any other material terms and conditions of the Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by the Company with the securities commission or similar regulatory authority in each of the provinces of Canada after it has been entered into by the Company and will be available electronically at www.sedar.com.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of those Securities by an investor who is a U.S. person.

PRIOR SALES

During the 12 months preceding the date of this Prospectus, there were no issuances of Common Voting Shares or Variable Voting Shares or securities that are convertible into Common Voting Shares or Variable Voting Shares except as set out in the following table.

Date of Issuance	Number and Type of Securities Issued	Issued Price ($) CAD	Reason for Issuance
1-Jul-14	1213 Common Shares	5.50890	Employee Share Purchase Plan
15-Jul-14	100000 Common Shares	0.99000	Exercising Options
1-Aug-14	1607 Common Shares	6.06120	Employee Share Purchase Plan
5-Aug-14	43750 Common Shares	0.83000	Exercising Options
6-Aug-14	200000 Common Shares	7.13000	Grant of Options
6-Aug-14	500000 Common Shares	7.13000	Grant of Options
6-Aug-14	500000 Common Shares	7.13000	Grant of Options
6-Aug-14	175000 Common Shares	7.13000	Grant of Options

Date of Issuance	Number and Type of Securities Issued	Issued Price ($) CAD	Reason for Issuance
12-Aug-14	10000 Common Shares	0.90000	Exercising Options
1-Sep-14	1050 Common Shares	6.32654	Employee Share Purchase Plan
1-Oct-14	892 Common Shares	7.00283	Employee Share Purchase Plan
2-Oct-14	37500 Common Shares	8.27000	Grant of Options
2-Oct-14	37500 Common Shares	8.27000	Grant of Options
2-Oct-14	37500 Common Shares	8.27000	Grant of Options
2-Oct-14	37500 Common Shares	8.27000	Grant of Options
2-Oct-14	100000 Common Shares	8.27000	Grant of Options
2-Oct-14	100000 Common Shares	8.27000	Grant of Options
2-Oct-14	300000 Common Shares	8.27000	Grant of Options
2-Oct-14	75000 Common Shares	8.27000	Grant of Options
2-Oct-14	150000 Common Shares	8.27000	Grant of Options
2-Oct-14	150000 Common Shares	8.27000	Grant of Options
2-Oct-14	50000 Common Shares	8.27000	Grant of Options
2-Oct-14	20000 Common Shares	8.27000	Grant of Options
3-Oct-14	18750 Common Shares	2.15000	Exercising Options
15-Oct-14	5081 Common Voting Shares	8.26900	Dividend Re-Investment Plan
17-Oct-14	100000 Common Voting Shares	0.93000	Exercising Options
17-Oct-14	30000 Common Voting Shares	1.81000	Exercising Options
17-Oct-14	25000 Common Voting Shares	4.07000	Exercising Options
20-Oct-14	10000 Common Voting Shares	0.90000	Exercising Options
30-Oct-14	100000 Variable Voting Shares	0.93000	Exercising Options
1-Nov-14	956 Common Voting Shares	7.87204	Employee Share Purchase Plan
18-Nov-14	25000 Common Voting Shares	9.44000	Grant of Options
18-Nov-14	25000 Common Voting Shares	9.44000	Grant of Options
18-Nov-14	25000 Common Voting Shares	9.44000	Grant of Options
1-Dec-14	1514 Common Voting Shares	7.76548	Employee Share Purchase Plan
19-Dec-14	50000 Common Voting Shares	1.63000	Exercising Options
22-Dec-14	50000 Common Voting Shares	0.99000	Exercising Options
22-Dec-14	90000 Common Voting Shares	1.63000	Exercising Options
22-Dec-14	12500 Common Voting Shares	2.15000	Exercising Options
23-Dec-14	281250 Common Voting Shares	9.78000	Grant of Options
23-Dec-14	93750 Common Voting Shares	9.78000	Grant of Options
23-Dec-14	2,693,748 Common Voting Shares	9.0246	Consideration for acquisition of Nerd Corps Entertainment Inc.
29-Dec-14	2902 Common Voting Shares	9.48200	Dividend Re-Investment Plan
1-Jan-15	2184 Common Voting Shares	8.31250	Employee Share Purchase Plan
20-Jan-15	18750 Common Voting Shares	0.83000	Exercising Options
1-Feb-15	1825 Common Voting Shares	7.57705	Employee Share Purchase Plan
20-Feb-15	43750 Common Voting Shares	0.83000	Exercising Options
20-Feb-15	87500 Common Voting Shares	1.81000	Exercising Options
20-Feb-15	100000 Common Voting Shares	9.29000	Grant of Options
20-Feb-15	100000 Variable Voting Shares	9.29000	Grant of Options
27-Feb-15	18750 Common Voting Shares	2.15000	Exercising Options
1-Mar-15	2076 Common Voting Shares	8.07541	Employee Share Purchase Plan
13-Mar-15	7500 Common Voting Shares	0.99000	Exercising Options
13-Mar-15	12500 Common Voting Shares	3.31000	Exercising Options
20-Mar-15	3232 Common Voting Shares	8.88300	Dividend Re-Investment Plan
1-Apr-15	2252 Common Voting Shares	7.54146	Employee Share Purchase Plan
1-May-15	2457 Common Voting Shares	6.91119	Employee Share Purchase Plan
1-Jun-15	1955 Common Voting Shares	8.17724	Employee Share Purchase Plan
9-Jun-15	300000 Common Voting Shares	0.83000	Exercising Options
19-Jun-15	2713 Common Voting Shares	9.09600	Dividend Re-Investment Plan
26-Jun-15	250,000 Common Voting Shares	3.31000	Exercising Options

TRADING PRICE AND VOLUME

The Common Voting Shares1 are listed and posted for trading on the TSX under the symbol “DHX.B”. The following table sets forth information relating to the trading of the Common Voting Shares on the TSX for the months indicated.

Date(1)	High ($)	Low ($)	Trading Volume
June, 2014	6.75	5.40	11,144,105
July, 2014	7.29	6.63	26,258,301
August, 2014	7.75	6.83	11,879,796
September, 2014	8.86	7.58	16,643,201
October, 2014	10.58	7.45	8,901,785
November, 2014	10.14	8.84	9,814,832
December, 2014	10.25	8.84	12,840,731
January, 2015	9.81	8.46	5,493,812
February, 2015	9.81	8.52	3,839,956
March, 2015	9.40	8.37	5,730,279
April, 2015	9.08	7.01	16,171,073
May, 2015	9.88	8.15	6,898,971
June, 2015	9.99	9.22	3,841,861

[1]	The figures for the above table for dates prior to October 9, 2014 are based on the trading information for Common Shares, which traded on the TSX under the symbol “DHX”. See “Description of Shares”.

The Variable Voting Shares, which were created pursuant to an amendment to the Company’s Articles of Amendment, effective October 9, 2014, are listed and posted for trading on the TSX under the symbol “DHX.A”. The following table sets forth information relating to the trading of the Variable Voting Shares on the TSX for the months indicated.

Date	High ($)	Low ($)	Trading Volume
October, 2014	10.50	7.17	483,690
November, 2014	10.15	8.42	549,259
December, 2014	10.35	8.85	324,665
January, 2015	9.83	8.51	247,092
February, 2015	9.86	8.54	315,941
March, 2015	9.38	8.40	565,515
April, 2015	9.06	7.24	1,677,856
May, 2015	9.89	8.15	661,362
June, 2015	9.86	9.21	139,006

[2]

The Variable Voting Shares were created pursuant to an amendment to the Company’s articles, effective October 9, 2014. See “Canadian Communications Industry Regulatory Environment” and “Description of Shares”.

The Variable Voting Shares are listed and posted for trading on the NASDAQ under the ticker symbol “DHXM”. The following table sets forth information relating to the trading of the Variable Voting Shares on the NASDAQ for the months indicated.

Date	High ($)	Low ($)	Trading Volume
June, 2015 (23-30)	8.20	6.84	38,512

On June 30, 2015, the last trading day on the TSX before the date of this Prospectus, the closing price of the Common Voting Shares and the Variable Voting Shares on the TSX was $9.34 and $9.33, respectively, and on June 30, 2015, the last day of trading on the NASDAQ before the date of this Prospectus, the closing price of the Variable Voting Shares on NASDAQ was US$7.38.

REGISTRATION TRANSFER AND CONVERSION

Other than in the case of book-entry-only Securities, the Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of the Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of the Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry-only Securities, a global certificate or certificates representing the Securities may be held by a designated depository for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

Conversions of Variable Voting Shares to Common Voting Shares, and of Common Voting Shares to Variable Voting Shares, are automatic under the terms of each class as set forth in the Company’s Articles, and depend only on the status of the holder as a Canadian or a non-Canadian within the meaning of such terms under the Direction. In order to allow such conversions to be reflected in the Company’s corporate records, mechanisms have been established with both DTC in the United States and CDS in Canada, in order to allow intermediaries who are participants to cause such conversions based on their clients’ status as a Canadian or a non-Canadian to be reflected in the Company’s share records maintained by the Company’s transfer agent, Computershare in Canada and Computershare Trust Company, N.A. in the United States. The Company does not require a certification of status as a Canadian or non-Canadian in connection with each trade in the Common Voting Shares or the Variable Voting Shares, but instead relies on inquiries of intermediaries performed quarterly and in connection with each meeting of shareholders to confirm the Canadian status of the beneficial owners of such shares.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation incorporated under and governed by the CBCA. A majority of the directors and officers of the Company, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the directors and officers of the Company and experts under U.S. federal securities laws.

The Company has been advised by its Canadian counsel, Stewart McKelvey, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Stewart McKelvey, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Concurrently with filing the registration statement on Form F-10, the Company filed a Form F-X, pursuant to which the Company appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a U.S. court arising out of or related to or concerning the offering of the Securities under this Prospectus.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is PricewaterhouseCoopers LLP, 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, B3J 3P6, Canada.

The transfer agent and registrar for the Common Voting Shares and the Variable Voting Shares in Canada is Computershare Investor Services Inc. at its principal offices at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada. The transfer agent and registrar for the Common Voting Shares and the Variable Voting Shares in the United States is Computershare Trust Company, N.A. at its offices at 7342 Lucent Blvd., Suite 300, Highlands Ranch, Colorado 80129.

RISK FACTORS

An investment in the Securities is subject to a number of risks, including those set forth in the Company’s annual information forms and the Company’s management discussion and analysis. Prospective investors should carefully consider these risks, in addition to information contained in the Prospectus Supplement relating to an offering and the information incorporated by reference therein, before purchasing the Securities.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which the Company has entered into since the effective date of the disclosure under the heading “Material Contracts” in the Company’s AIF:

•	Asset purchase and sale agreement among DHX Media (Toronto) Ltd., Echo Bridge Entertainment, LLC, and Alliance Atlantis International Distribution, LLC dated November 13, 2014; and

•

Share purchase agreement among the trustees of The Faier Family Trust and The Faier (2013) Family Trust, the trustees of the Johnson Family Trust and The Johnson (2013) Family Trust, the trustees of the Fipke II Family Trust, AMF Holdings Ltd., Asaph Fipke, Ken Faier, Charles (Chuck) Johnson, and DHX Media Ltd. dated December 1, 2014.

Copies of these agreements may be examined at the Company’s head and principal office during normal business hours during the course of any distribution to the public of the Securities and for 30 days following the applicable closing date for any such distribution.

LEGAL MATTERS AND INTERESTS OF EXPERTS

Certain legal matters relating to the Securities offered by this Prospectus will be passed upon on the Company’s behalf by Stewart McKelvey, the Company’s Canadian counsel, and Troutman Sanders LLP, the Company’s U.S. counsel. As of the date of this Prospectus, the partners and associates of Stewart McKelvey beneficially own, directly or indirectly, less than 1% of outstanding securities of any class issued by the Company. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

PricewaterhouseCoopers LLP, Chartered Accountants, is the auditor of the Company. PricewaterhouseCoopers LLP has confirmed that it is independent of the Company, in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia and in accordance with the independence rules of the SEC and the Public Company Accounting Oversight Board.

PricewaterhouseCoopers LLP, Chartered Professional Accountants, was the auditor of Epitome Group (comprised of Epitome Pictures Inc., Epitome Studios Inc., Epitome Screen Productions Inc., Epitome Distribution Inc. and PWT Distribution Inc., and a loan receivable from Epitome Group Holdings Inc.). As of June 17, 2014, and during the period covered by the financial statements on which it reported, PricewaterhouseCoopers LLP has confirmed that it was independent of Epitome Group, in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

Ernst & Young LLP were the auditors of Family Chanel. As of December 30, 2013, and during the period covered by the financial statements which it reported, Ernst & Young LLP has confirmed that it is independent of the Family Channel, in accordance with the code of ethics of the Ordre des comptables professionnels agréés du Québec.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed if offered on a non-fixed price basis. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Dated: July 2, 2015

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this Prospectus relating to the securities offered by this Prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

(Signed) “Dana Landry”	(Signed) “Keith Abriel”
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors:

(Signed) “Sir Judson Graham Day”	(Signed) “Donald Wright”
Director	Director

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